2016 First Quarter Report
Three months ended April 30, 2015

DOMINION DIAMOND CORPORATION
2016 FIRST QUARTER REPORT

Highlights
(ALL FIGURES ARE IN UNITED STATES DOLLARS UNLESS OTHERWISE INDICATED)

SALES	EBITDA[1]	FREE CASH FLOW [2]
(expressed in millions of United States dollars)	(expressed in millions of United States dollars)	(expressed in millions of United States dollars)

PROFIT (LOSS) BEFORE INCOME TAXES	EARNINGS (LOSS) PER SHARE
(expressed in millions of United States dollars)	(expressed in United States dollars)

(1)

The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have a standardized meaning according to International Financial Reporting Standards (“IFRS”). The Company defines EBITDA as sales minus cost of sales and selling, general and administrative expenses, meaning it represents operating profit before depreciation and amortization. See “Non-IFRS Measures” for additional information.

(2)

The term free cash flow does not have a standardized meaning according to IFRS. The Company defines free cash flow as cash provided from (used in) operating activities, less sustaining capital expenditures and less development capital expenditure. See “Non-IFRS Measures” for additional information.

DOMINION DIAMOND CORPORATION
2016 FIRST QUARTER REPORT
1

CONSOLIDATED FINANCIAL HIGHLIGHTS
(expressed in millions of United States dollars, except per share amounts and where otherwise noted)

	Three months	Three months
	ended	ended
	April 30,	April 30,
	2015	2014
Sales	$187.7	$175.5
Cost of sales	164.8	137.7
Gross margin	22.9	37.8
Gross margin (%)	12.2%	21.6%
Selling, general and administrative expenses	8.8	7.1
Operating profit	14.2	30.7
EBITDA(i)	60.8	69.6
EBITDA margin (%)(ii)	32%	40%
Free cash flow(iii)	(93.6)	(28.4)
Capital expenditures	68.0	56.0
Profit before income taxes	6.7	20.2
Net profit (loss) attributable to shareholders	7.7	14.7
Earnings (loss) per share attributable to shareholders(iv)	0.09	0.17

(i)	The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have a standardized meaning according to IFRS. See “Non-IFRS Measures” for additional information.

(ii)	The term EBITDA margin does not have a standardized meaning according to IFRS. See “Non-IFRS Measures” for additional information.

(iii)	The term free cash flow does not have a standardized meaning according to IFRS. See “Non-IFRS Measures” for additional information.

(iv)	Earnings per share for the first quarter increased by $0.08 per share (Q1 2015 – $0.01 per share) as a result of the impact of foreign exchange on tax expense.

DOMINION DIAMOND CORPORATION
2016 FIRST QUARTER REPORT

2

First Quarter Results
Dominion Diamond Corporation (the “Company”) recorded profit before income taxes of $6.7 million for the quarter (Q1 2015 – $20.2 million), and a consolidated net income attributable to shareholders of $7.7 million or $0.09 per share for the quarter (Q1 2015 – $14.7 million or $0.17 per share). Included in net profit attributable to shareholders was the foreign exchange impact on income tax expense. The strengthening of the Canadian dollar against the US dollar during the quarter resulted in an income tax recovery of $7.0 million or $0.08 per share (Q1 2015 – income tax expense of $0.4 million or $0.01 per share), with $8.5 million of recovery (Q1 2015 – $1.5 million of recovery) relating to revaluations of foreign currency non-monetary items and of the deferred tax liability, both of which are non-cash items.

Consolidated sales were $187.7 million for the quarter (Q1 2015 – $175.5 million), resulting in an operating profit of $14.2 million (Q1 2015 – $30.7 million). Consolidated EBITDA was $60.8 million (Q1 2015 – $69.6 million).

During the first quarter, the Company recorded sales from the Ekati Diamond Mine of $127.4 million (Q1 2015 – $92.8 million). The Company sold approximately 0.7 million carats (Q1 2015 – 0.3 million carats) from the Ekati Diamond Mine for an average price per carat of $180 (Q1 2015 – $359). The Ekati Diamond Mine generated gross margin and EBITDA margin as a percentage of sales of 9.7% and 32%, respectively (Q1 2015 – 12.3% and 32%). Gross margin in the current quarter was negatively impacted by a drop in the value of production in the fourth quarter of the prior year, driven by a change in ore mix with more production coming from relatively lower value material. This change in ore mix was the result of two factors. First, as expected, the mine plan has shifted from higher value production from the Koala, Koala North and Fox ore bodies to lower value material from Misery Satellite and Coarse Ore Rejects (“COR”), while pre-stripping is being conducted in the higher value Misery Main open pit. Secondly, further substitution of Misery Satellite and COR material was required to backfill for Koala Underground ore as a result of a conveyor belt failure in the underground mine in mid-December 2014. At April 30, 2015, the Company had 0.4 million carats of Ekati Diamond Mine–produced rough inventory available for sale with an estimated market value of approximately $100 million (April 30, 2014 – 0.3 million carats and $75 million, respectively).

During the first quarter, the Company recorded sales from the Diavik Diamond Mine of $60.4 million (Q1 2015 – $82.7 million). The Company sold approximately 0.5 million carats (Q1 2015 – 0.6 million carats) from the Diavik Diamond Mine for an average price per carat of $111 (Q1 2015 – $142). The Diavik segment generated gross margin and EBITDA margin as a percentage of sales of 17.6% and 44%, respectively (Q1 2015 – 32.0% and 53%). Gross margin in the current quarter was negatively impacted by a decrease in carat production at the Diavik Diamond Mine due to lower ore processed and lower realized grades in the fourth quarter of fiscal 2015. Decreased production results in a higher cost per carat as operating costs that are largely fixed are spread over a lower volume of production. At April 30, 2015, the Company had 0.3 million carats of Diavik Diamond Mine–produced rough diamond inventory available for sale with an estimated market value of approximately $40 million (April 30, 2014 – 0.4 million carats and $50 million).

The Corporate segment, which includes all costs not specifically related to the operations of the Diavik and Ekati mines, recorded selling, general and administrative expenses of $6.4 million (Q1 2015 – $4.7 million). This increase relates primarily to an increase in salaries and benefits partially due to the higher stock based compensation as a result of the Company's higher stock price.

Free cash flow in the first quarter of 2016 was $(93.6) million or $(1.10) per share (Q1 2015 – $(28.4) million or $(0.33) per share). The use of cash was due primarily to increased capital expenditures and to higher income tax and royalty payments made in the first quarter of 2016 as a result of the higher taxable income generated in fiscal 2015. The term free cash flow per share does not have a standardized meaning according to IFRS. See “Non-IFRS Measures” for additional information.

DOMINION DIAMOND CORPORATION
2016 FIRST QUARTER REPORT

3

EKATI DIAMOND MINE (100%)
(expressed in millions of United States dollars, except per share amounts and where otherwise noted)

	Three months	Three months
	ended	ended
	April 30,	April 30,
	2015	2014
Sales	$127.4	$92.8
Carats sold (000s)	709	259
Cost of sales	115.0	81.4
Gross margin	12.3	11.4
Gross margin (%)	9.7%	12.3%
Operating profit	11.0	9.9
Cash cost of production(i)	83.0	89.9
Depreciation and amortization	29.7	20.2
EBITDA(ii)	40.7	30.1
EBITDA margin (%)(iii)	32%	32%
Capital expenditures	55.0	49.2

DIAVIK DIAMOND MINE (40%)
(expressed in millions of United States dollars, except per share amounts and where otherwise noted)

	Three months	Three months
	ended	ended
	April 30,	April 30,
	2015	2014
Sales	$60.4	$82.7
Carats sold (000s)	544	582
Cost of sales	49.7	56.2
Gross margin	10.6	26.4
Gross margin (%)	17.6%	32.0%
Operating profit	9.6	25.5
Cash cost of production(i)	33.2	39.2
Depreciation and amortization	16.8	18.4
EBITDA(ii)	26.4	43.9
EBITDA margin (%)(iii)	44%	53%
Capital expenditures	13.0	6.8

(i)	The term cash cost of production does not have a standardized meaning according to IFRS. See “Non-IFRS Measures” for additional information.

(ii)	The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have a standardized meaning according to IFRS. See “Non-IFRS Measures” for additional information.

(iii)	The term EBITDA margin does not have a standardized meaning according to IFRS. See “Non-IFRS Measures” for additional information.

DOMINION DIAMOND CORPORATION
2016 FIRST QUARTER REPORT

4

Management’s Discussion and Analysis

PREPARED AS OF JUNE 10, 2015 (ALL FIGURES ARE IN UNITED STATES DOLLARS UNLESS OTHERWISE INDICATED)

Basis of Presentation
The following is management’s discussion and analysis (“MD&A”) of the results of operations for Dominion Diamond Corporation for the three months ended April 30, 2015, and its financial position as at April 30, 2015. This MD&A is based on the Company’s unaudited interim condensed consolidated financial statements prepared in accordance with International Accounting Standard 34 (“IAS 34”), as issued by the International Accounting Standards Board (“IASB”), and should be read in conjunction with the unaudited interim condensed consolidated financial statements and related notes thereto for the three months ended April 30, 2015 and with the audited consolidated financial statements for the year ended January 31, 2015. Unless otherwise specified, all financial information is presented in United States dollars. Unless otherwise indicated, all references to “first quarter” refer to the three months ended April 30, 2015.

Caution Regarding Forward-Looking Information
Certain information included in this MD&A constitutes forward-looking information within the meaning of Canadian and United States securities laws. Forward-looking information can generally be identified by the use of terms such as “may”, “will”, “should”, “could”, “would”, “expect”, “plan”, “anticipate”, “foresee”, “appears”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue”, “objective”, “modeled”, “hope”, “forecast” or other similar expressions concerning matters that are not historical facts. Forward-looking information relates to management’s future outlook and anticipated events or results, and can include statements or information regarding plans for mining, development, production and exploration activities at the Company’s mineral properties, projected capital expenditure requirements, liquidity and working capital requirements, estimated production from the Ekati Diamond Mine and Diavik Diamond Mine, expectations concerning the diamond industry, and expected cost of sales, cash operating costs and gross margin. Forward-looking information included in this MD&A includes the current production forecast, cost of sales, cash cost of production and gross margin estimates and planned capital expenditures for the Diavik Diamond Mine and other forward-looking information set out under “Diavik Operations Outlook”, and the current production forecast, cost of sales, cash cost of production and gross margin estimates and planned capital expenditures for the Ekati Diamond Mine and other forward-looking information set out under “Ekati Operations Outlook”.

Forward-looking information is based on certain factors and assumptions described below and elsewhere in this MD&A including, among other things, the current mine plans for each of the Ekati Diamond Mine and the Diavik Diamond Mine; mining, production, construction and exploration activities at the Company’s mineral properties; currency exchange rates; estimates related to the capital expenditures required to bring the Jay pipe and the A-21 pipe into production; required operating and capital costs, labour and fuel costs, world and US economic conditions, future diamond prices, and the level of worldwide diamond production. While the Company considers these assumptions to be reasonable based on the information currently available to it, they may prove to be incorrect. Forward-looking information is subject to certain factors, including risks and uncertainties that could cause actual results to differ materially from what the Company currently expects. These factors include, among other things, the uncertain nature of mining activities, including risks associated with underground construction and mining operations, risks associated with joint venture operations, including risks associated with the inability to control the timing and scope of future capital expenditures, risks associated with the estimates related to the capital expenditures required to bring the Jay pipe and the A-21 pipe into production, the risk that the operator of the Diavik Diamond Mine may make changes to the mine plan and other risks arising because of the nature of joint venture activities, risks associated with the remote location of and harsh climate at the Company’s mineral property sites, variations in mineral resource and mineral reserve estimates or expected recovery rates, failure of plant, equipment or processes to operate as anticipated, uncertainty with respect to the Company`s negotiations on a new collective bargaining agreement for its Ekati Diamond Mine operation, risks resulting from the Eurozone financial crisis and macro-economic uncertainty in other financial markets, risks associated with regulatory requirements and the ability to obtain all necessary regulatory approvals, modifications to existing practices so as to comply with any future permit conditions that may be imposed by regulators, delays in obtaining approvals and lease renewals, the risk of fluctuations in diamond prices and changes in US and world economic conditions, uncertainty as to whether dividends will be declared by the Company’s Board of Directors or whether the Company’s dividend policy will be maintained, the risk of fluctuations in the Canadian/US dollar exchange rate, and cash flow and liquidity risks. Please see page 23 of this MD&A, as well as the Company’s current Annual Information Form, available at www.sedar.com and www.sec.gov, for a discussion of these and other risks and uncertainties involved in the Company’s operations. Actual results may vary from the forward-looking information.

Readers are cautioned not to place undue importance on forward-looking information, which speaks only as of the date of this MD&A, and should not rely upon this information as of any other date. Due to assumptions, risks and uncertainties, including the assumptions, risks and uncertainties identified above and elsewhere in this MD&A, actual events may differ materially from current expectations. The Company uses forward-looking statements because it believes such statements provide useful information with respect to the currently expected future operations and financial performance of the Company, and cautions readers that the information may not be appropriate for other purposes. While the Company may elect to, it is under no obligation and does not undertake to update or revise any forward-looking information, whether as a result of new information, future events or otherwise at any particular time, except as required by law.

DOMINION DIAMOND CORPORATION
2016 FIRST QUARTER REPORT

5

Summary Discussion
Dominion Diamond Corporation is focused on the mining and marketing of rough diamonds to the global market. The Company supplies rough diamonds to the global market from its operation of the Ekati Diamond Mine (in which it owns a controlling interest) and its 40% ownership interest in the Diavik Diamond Mine. Both mineral properties are located at Lac de Gras in Canada’s Northwest Territories.

The Company controls the Ekati Diamond Mine as well as the associated diamond sorting and sales facilities in Toronto and Yellowknife, Canada, Mumbai, India, and Antwerp, Belgium. The Company acquired its initial interest in the Ekati Diamond Mine on April 10, 2013. The Ekati Diamond Mine consists of the Core Zone (of which the Company owns 88.9%), which includes the current operating mine and other permitted kimberlite pipes, as well as the Buffer Zone (of which the Company owns 65.3%), an adjacent area hosting kimberlite pipes having both development and exploration potential, such as the Jay kimberlite pipe and the Lynx kimberlite pipe. The Company controls and consolidates the Ekati Diamond Mine; minority shareholders are presented as non-controlling interests in the consolidated financial statements.

The Company has an ownership interest in the Diavik group of mineral claims. The Diavik Joint Venture (the “Diavik Joint Venture”) is an unincorporated joint arrangement between Diavik Diamond Mines (2012) Inc. (“DDMI”) (60%) and Dominion Diamond Diavik Limited Partnership (“DDDLP”) (40%), where DDDLP holds an undivided 40% ownership interest in the assets, liabilities and expenses of the Diavik Diamond Mine. DDMI is the operator of the Diavik Diamond Mine. Both DDMI and DDDLP are headquartered in Yellowknife, Canada. DDMI is a wholly owned subsidiary of Rio Tinto plc of London, England. The Company receives 40% of the diamond production from the Diavik Diamond Mine.

Since November 20, 2014, Robert Gannicott, Chairman and Chief Executive Officer of the Company, has been on a medical leave of absence to undergo important treatment which is continuing. In his absence, lead director Dan Jarvis has assumed the role of Acting Chairman (supported in this role by Audit Committee Chairman Ollie Oliveira) and Brendan Bell has assumed the role of Acting Chief Executive Officer.

Market Commentary
The rough diamond market stabilized in the first quarter of fiscal 2016 after a slight downward price adjustment experienced at the beginning of this calendar year. Rough diamond prices then remained steady in the normally slow period as the market approached the seasonal holidays in May. The diamond market seems to have now overcome persistent concerns about liquidity in the Indian diamond manufacturing industry as other sources of financing have become available to replace the banks that have decided to exit the diamond business.

The retail jewelry market in the United States remained resilient in the first quarter and growth is expected to continue for the rest of the year. Activity in the Far East retail jewelry market is varied, with reports from Hong Kong indicating that the market remains subdued; however, sales in mainland China are more buoyant with positive year-on-year growth. India is on the slow road to recovery but at a sluggish pace, which has tempered expectations; furthermore, a weakening rupee has also restricted progress. Worldwide retail diamond stocks are considered to be low with many retailers holding off on restocking inventory on the expectation that goods will be available when needed, across all ranges of quality and colours, at reasonable prices. Diamond polishers, however, have also been cutting back on both purchases and production during the first quarter, so their stocks have also decreased substantially; consequently, any upturn in retail demand should quickly invigorate all sectors of the market.

DOMINION DIAMOND CORPORATION
2016 FIRST QUARTER REPORT

6

CONSOLIDATED FINANCIAL RESULTS

The following is a summary of the Company’s consolidated quarterly results for the most recent eight quarters ended April 30, 2015.

(expressed in thousands of United States dollars except per share amounts and where otherwise noted)
(unaudited)

									Three	Three
									months	months
									ended	ended
	2016	2015	2015	2015	2015	2014	2014	2014	April 30,	April 30,
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	2015	2014
Sales	$187,723	$240,582	$222,336	$277,314	$175,522	$233,163	$148,138	$261,803	$187,723	$175,522
Cost of sales	164,792	179,813	146,951	221,240	137,680	202,030	136,221	231,086	164,792	137,680
Gross margin	22,931	60,769	75,385	56,074	37,842	31,133	11,917	30,717	22,931	37,842
Gross margin (%)	12.2%	25.3%	33.9%	20.2%	21.6%	13.4%	8.0%	11.7%	12.2%	21.6%
Selling, general and administrative expenses	8,769	9,201	7,904	9,606	7,148	10,117	7,408	15,056	8,769	7,148

Operating profit	14,162	51,568	67,481	46,468	30,694	21,016	4,509	15,661	14,162	30,694
Finance expenses	(3,530)	(4,087)	(3,389)	(3,206)	(3,310)	(3,553)	(3,136)	(17,921)	(3,530)	(3,310)
Exploration costs	(5,249)	(2,110)	(7,360)	(6,846)	(9,044)	(3,290)	(7,074)	(3,145)	(5,249)	(9,044)
Finance and other income	123	420	781	933	2,827	491	825	1,032	123	2,827
Foreign exchange gain (loss)	1,157	2,523	1,864	816	(947)	(7,917)	1,122	(2,814)	1,157	(947)

Profit (loss) before income taxes	6,663	48,314	59,377	38,165	20,220	6,747	(3,754)	(7,187)	6,663	20,220
Current income tax expense	15,293	9,612	51,662	22,017	32,728	5,618	9,246	12,097	15,293	32,728
Deferred income tax expense (recovery)	(15,778)	35,035	(25,905)	(8,048)	(23,195)	13,400	(6,454)	(3,442)	(15,778)	(23,195)
Net profit (loss)	$7,148	$3,667	$33,620	$24,196	$10,687	$(12,271)	$(6,546)	$(15,842)	$7,148	$10,687
Net profit (loss) attributable to:
Shareholders	$7,744	$(546)	$25,478	$26,586	$14,671	$(7,802)	$(4,794)	$(13,884)	$7,744	$14,671
Non-controlling interest	(596)	4,213	8,142	(2,390)	(3,984)	(4,469)	(1,752)	(1,958)	(596)	(3,984)
Earnings (loss) per share attributable to shareholders
Basic	$0.09	$(0.01)	$0.30	$0.31	$0.17	$(0.09)	$(0.06)	$(0.16)	$0.09	$0.17
Diluted	$0.09	$(0.01)	$0.30	$0.31	$0.17	$(0.09)	$(0.06)	$(0.16)	$0.09	$0.17
Cash dividends declared per share	$0.40	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.40	$0.00
Total assets(i)	$2,381	$2,427	$2,390	$2,356	$2,361	$2,305	$2,305	$2,295	$2,381	$2,361
Total long-term liabilities(i)	$717	$729	$702	$668	$676	$691	$688	$696	$717	$676

Operating profit	$14,162	$51,568	$67,481	$46,468	$30,694	$21,016	$4,509	$15,661	$14,162	$30,694
Depreciation and amortization(ii)	46,655	44,067	47,898	63,164	38,885	55,228	31,978	32,644	46,655	38,885

EBITDA(iii)	$60,817	$95,635	$115,379	$109,632	$69,579	$76,244	$36,487	$48,305	$60,817	$69,579

(i)	Total assets and total long-term liabilities are expressed in millions of United States dollars.

(ii)	Depreciation and amortization included in cost of sales and selling, general and administrative expenses.

(iii)	Earnings before interest, taxes, depreciation and amortization (“EBITDA”). The term EBITDA does not have a standardized meaning according to IFRS. See “Non-IFRS Measures” for additional information.

Three Months Ended April 30, 2015, Compared to Three Months Ended April 30, 2014

CONSOLIDATED PROFIT BEFORE INCOME TAXES AND NET PROFIT ATTRIBUTABLE TO SHAREHOLDERS
The Company recorded profit before income taxes of $6.7 million for the quarter (Q1 2015 – $20.2 million) and a consolidated net income attributable to shareholders of $7.7 million or $0.09 per share for the quarter (Q1 2015 – $14.7 million or $0.17 per share). Included in net profit attributable to shareholders was the foreign exchange impact on income tax expense. The strengthening of the Canadian dollar against the US dollar during the quarter resulted in an income tax recovery of $7.0 million or $0.08 per share (Q1 2015 – income tax expense of $0.4 million or $0.01 per share); with $8.5 million of recovery (Q1 2015 – $1.5 million of recovery) relating to revaluations of foreign currency non-monetary items and of the deferred tax liability, both of which are non-cash items.

DOMINION DIAMOND CORPORATION
2016 FIRST QUARTER REPORT

7

CONSOLIDATED SALES
Consolidated sales for the first quarter totalled $187.7 million (Q1 2015 – $175.5 million), consisting of Diavik rough diamond sales of $60.4 million (Q1 2015 – $82.7 million) and Ekati rough diamond sales of $127.4 million (Q1 2015 – $92.8 million).

The Company expects that results for its mining operations will fluctuate depending on the seasonality of production at its mineral properties, the number of sales events conducted during the quarter, rough diamond prices and the volume, size and quality distribution of rough diamonds delivered from the Company’s mineral properties and sold by the Company in each quarter. See “Segmented Analysis” on page 9 for additional information.

CONSOLIDATED COST OF SALES AND GROSS MARGIN
The Company’s first quarter cost of sales was $164.8 million resulting in a gross margin of 12.2% (Q1 2015 – $137.7 million and 21.6%, respectively). The Company’s cost of sales includes costs associated with mining and rough diamond sorting activities. Consolidated cost of sales and gross margin in the current quarter were negatively impacted by a combination of a drop in the value of production at the Ekati Diamond Mine and decreased production at the Diavik Diamond Mine, both of which occurred in the fourth quarter of fiscal 2015. See “Segmented Analysis” on page 9 for additional information.

CONSOLIDATED SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
The principal components of selling, general and administrative (“SG&A”) expenses include expenses for salaries and benefits, professional fees, consulting and travel. The Company incurred SG&A expenses of $8.8 million in the first quarter (Q1 2015 – $7.1 million). This increase relates primarily to an increase in salaries and benefits partially due to the higher stock based compensation as a result of the Company's higher stock price.

CONSOLIDATED FINANCE EXPENSE
Finance expense in the first quarter was $3.5 million (Q1 2015 – $3.3 million). Included in consolidated finance expense is accretion expense of $2.1 million (Q1 2015 – $2.9 million) related to site restoration liabilities at the Diavik Diamond Mine and the Ekati Diamond Mine.

CONSOLIDATED EXPLORATION EXPENSE
Exploration expense of $5.2 million was incurred during the first quarter (Q1 2015 – $9.0 million), most of which relates to exploration work on the Sable pipe within the Core Zone at the Ekati Diamond Mine (Q1 2015 – $8.7 million related to the Jay pipe within the Buffer Zone). With the completion of the Jay Project Pre-feasibility Study on January 27, 2015 which established probable reserves for the Jay kimberlite pipe, the Company has begun to capitalize certain exploration and evaluation costs related to Jay pipe in accordance with the Company’s accounting policy for exploration and evaluation activities. During the first quarter, $11.1 million of exploration and evaluation expense was capitalized.

CONSOLIDATED FINANCE AND OTHER INCOME
Finance and other income of $0.1 million was recorded during the first quarter (Q1 2015 – $2.8 million).

CONSOLIDATED FOREIGN EXCHANGE
A net foreign exchange gain of $1.2 million was recognized during the first quarter (Q1 2015 – loss of $0.9 million). The Company does not currently have any significant foreign exchange derivative instruments outstanding.

CONSOLIDATED INCOME TAXES
The Company recorded a net income tax recovery of $0.5 million during the first quarter (Q1 2015 – expense of $9.5 million). The Company’s combined Canadian federal and provincial statutory income tax rate for the quarter was 26.5% (Q1 2015 – 26.5%) . A tax deductible Northwest Territories mining royalty of 13% (Q1 2015 – 13%) was also applicable to the Company. There are a number of items that can significantly impact the Company’s effective tax rate, the most significant being foreign exchange rate fluctuations. As a result, the Company’s recorded tax provision can be significantly different than the expected tax provision calculated based on the statutory tax rate.

The recorded tax provision is particularly impacted by foreign currency exchange rate fluctuations. The Company’s functional and reporting currency is US dollars; however, the calculation of income tax expense is based on income in the currency of the country of origin, a substantial portion of which is denominated in Canadian dollars. As such, the Company is continually subject to foreign exchange fluctuations, particularly as the Canadian dollar moves against the US dollar. During the first quarter, the Canadian dollar strengthened against the US dollar. As a result, the Company recorded an unrealized foreign exchange loss of $12.2 million (Q1 2015 – gain of $3.9 million) on the revaluation of the Company’s Canadian dollar denominated deferred income tax liability, which is a non-cash tax expense. The unrealized foreign exchange loss is recorded as part of the Company’s deferred income tax expense, and is not deductible for Canadian income tax purposes. During the first quarter, the Company also recognized a deferred income tax recovery of $20.7 million (Q1 2015 – $5.4 million) for the temporary differences arising from the difference between the historical exchange rate and the current exchange rate translation of foreign currency non-monetary items, primarily comprising mining assets and liabilities. This revaluation is a non-cash tax recovery. The recorded tax provision during the first quarter also included a net income tax expense of $4.8 million (Q1 2015 – $2.9 million) relating to foreign exchange differences between income in the currency of the country of origin and the US dollar. The Company also recorded an income tax recovery of $3.3 million (Q1 2015 – $1.0 million) related to other foreign exchange impacts.

DOMINION DIAMOND CORPORATION
2016 FIRST QUARTER REPORT

8

Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company’s effective tax rate will fluctuate in future periods.

Segmented Analysis The ope
rating segments of the Company include the Ekati Diamond Mine, the Diavik Diamond Mine and the Corporate segment. The Corporate segment captures costs not specifically related to operating the Ekati and Diavik mines.

Ekati Diamond Mine
This segment includes the production, sorting and sale of rough diamonds from the Ekati Diamond Mine.

(expressed in thousands of United States dollars)
(unaudited)

									Three	Three
									months	months
									ended	ended
	2016	2015	2015	2015	2015	2014	2014	2014	April 30,	April 30,
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	2015	2014
Sales
North America	$–	$–	$–	$–	$–	$413	$–	$–	$–	$–
Europe	123,122	155,695	137,769	160,667	88,469	111,542	95,232	170,536	123,122	88,469
India	4,251	3,424	4,163	9,614	4,378	1,992	–	–	4,251	4,378
Total sales	127,373	159,119	141,932	170,281	92,847	113,947	95,232	170,536	127,373	92,847
Cost of sales	115,043	117,668	94,332	142,489	81,448	114,340	96,202	162,758	115,043	81,448
Gross margin	12,330	41,451	47,600	27,792	11,399	(393)	(970)	7,778	12,330	11,399
Gross margin (%)	9.7%	26.1%	33.5%	16.3%	12.3%	(0.3)%	(1.0)%	4.6%	9.7%	12.3%
Selling, general and administrative expenses	1,370	618	557	941	1,475	1,120	362	676	1,370	1,475
Operating profit (loss)	$10,960	$40,833	$47,043	$26,851	$9,924	$(1,513)	$(1,332)	$7,102	$10,960	$9,924
Depreciation and amortization(i)	29,711	21,655	27,269	35,438	20,154	25,892	19,166	10,513	29,711	20,154
EBITDA(ii)	$40,671	$62,488	$74,312	$62,289	$30,078	$24,379	$17,834	$17,615	$40,671	$30,078
Capital expenditures	54,994	28,576	26,951	41,981	49,244	95,697	28,314	28,231	54,994	49,244

(i)

Depreciation and amortization included in cost of sales and selling, general and administrative expenses. All sales of inventory purchased as part of the Ekati Diamond Mine Acquisition are accounted for as cash cost of sales.

(ii)	Earnings before interest, taxes, depreciation and amortization (“EBITDA”). The term EBITDA does not have a standardized meaning according to IFRS. See “Non-IFRS Measures” for additional information.

DOMINION DIAMOND CORPORATION
2016 FIRST QUARTER REPORT

9

Three Months Ended April 30, 2015, Compared to Three Months Ended April 30, 2014

EKATI SALES
During the first quarter, the Company sold approximately 0.7 million carats (Q1 2015 – 0.3 million carats) from the Ekati Diamond Mine for a total of $127.4 million (Q1 2015 – $92.8 million) for an average price per carat of $180 (Q1 2015 – $359). Excluded from sales recorded in the first quarter of the prior year were 0.1 million carats for proceeds of $6.9 million for carats produced and sold from the processing of materials from Misery South & Southwest kimberlite pipes during its pre-commercial production phase. At April 30, 2015, the Company had 0.4 million carats of Ekati Diamond Mine–produced rough inventory available for sale with an estimated market value of approximately $100 million (April 30, 2014 – 0.3 million carats and $75 million, respectively).

EKATI COST OF SALES AND GROSS MARGIN
The Company’s cost of sales for the Ekati Diamond Mine during the first quarter was $115.0 million (Q1 2015 – $81.4 million), resulting in a gross margin of 9.7% (Q1 2015 – 12.3%) and an EBITDA margin of 32% (Q1 2015 – 32%). Gross margin in the current quarter was negatively impacted by a drop in the value of production in the fourth quarter of the prior year, driven by a change in ore mix with more production coming from relatively lower value material. This change in ore mix was the result of two factors. First, as expected, the mine plan shifted from higher value production from the Koala, Koala North and Fox ore bodies to lower value material from Misery Satellite and COR, while pre-stripping occurred in the higher value Misery Main open pit. Secondly, further substitution of Misery Satellite and COR material was required to backfill for Koala Underground ore as a result of a conveyor belt failure in the underground mine in mid-December 2014. The gross margin is anticipated to fluctuate between quarters, resulting from variations in the volume, size and quality distribution of rough diamonds sold by the Company in each quarter and variation in rough diamond prices.

Cost of sales includes mining operating costs incurred at the Ekati Diamond Mine. During the first quarter, the Ekati cash cost of production was $83.0 million (Q1 2015 – $89.9 million). The reduction in cash cost of production is due primarily to the weakening of the Canadian dollar. Cost of sales also includes sorting costs, which comprise the Company’s cost of handling and sorting product in preparation for sales to third parties, and depreciation and amortization, the majority of which is recorded using the straight-line method over the remaining mine life of management approved projects. See “Non-IFRS Measures” for additional information.

EKATI SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
SG&A expenses for the Ekati Diamond Mine segment for the first quarter were $1.4 million (Q1 2015 – $1.5 million).

Operational Update
During the first quarter of fiscal 2016, the Ekati Diamond Mine produced (on a 100% basis) 0.2 million carats from the processing of 0.2 million tonnes of ore from the reserves. Mining activities during the quarter were focused on ore production from the Koala underground operation and pre-stripping operations at the Misery pushback and Pigeon open pits. The Company recovered an additional 0.1 million carats from the processing of 0.1 million tonnes of inferred resources from the Koala North and Koala underground mines and an additional 0.3 million carats from the processing of 0.2 million tonnes of satellite material excavated from the Misery South pipe, Southwest extension and Northeast pipe during the pre-stripping of the Misery Main pipe. In addition, a further 0.2 million carats were recovered from the processing of 0.3 million tonnes of COR. These diamond recoveries are not included in the Company’s mineral reserve statement and are therefore incremental to production. The first quarter carat production at the Ekati Diamond Mine was negatively impacted by reduced plant throughput, driven by unusually severe winter conditions creating material handling issues and lower than planned availability of the high pressure roll crusher. This decreased production is expected to have a negative impact on margins during the second fiscal quarter, as decreased production results in a higher cost per carat as operating costs that are largely fixed are spread over a lower volume of production. Continued efforts to further improve recovery rates are expected to alleviate some of the shortfall, with an emphasis on processing higher value ore.

Health, safety and environment performance at the Ekati Diamond Mine during the first fiscal quarter was excellent. There were no lost time injuries during the period, corresponding to a lost time injury rate per 200,000 hours worked (“LTIFR”) of 0.00 (Q1 2015 – 1 lost time injury and LTIFR of 0.27).

DOMINION DIAMOND CORPORATION
2016 FIRST QUARTER REPORT

10

The charts below show the Ekati Diamond Mine carat production, ore processed and recovered grade for the eight most recent quarters.

EKATI DIAMOND MINE PRODUCTION (100% SHARE) – CARATS

EKATI DIAMOND MINE PRODUCTION (100% SHARE) – ORE PROCESSED AND RECOVERED GRADE

DOMINION DIAMOND CORPORATION
2016 FIRST QUARTER REPORT

11

Ekati Operations Outlook

PRODUCTION
The full year production target for fiscal year 2016 foresees Ekati Diamond Mine production of approximately 1.2 million carats from the mining and processing of approximately 1.9 million tonnes of mineral reserves (the base case). This includes approximately 1.1 million tonnes from the Koala underground operation (combined Koala phases 5, 6 and 7), approximately 0.7 million tonnes from the Pigeon open pit, and the remaining 0.1 million tonnes from the Fox stockpile. Average grade from Koala underground is expected to be lower than that achieved in fiscal 2015 as the mine plan expects the processing of a higher proportion of the lower grade phase 5 ore.

In addition to the mineral reserves noted above, in fiscal 2016 the Ekati Diamond Mine also expects to process inferred resources from the Misery South & Southwest kimberlite that are made available as the Misery reserves are accessed (the operating case). When this additional resource material from the Misery South & Southwest pipes is included, the production target for fiscal 2016 foresees total Ekati Diamond Mine production of approximately 3.0 million carats from the mining and processing of approximately 3.0 million tonnes of mineral reserves and resources, which includes approximately 1.1 million tonnes from Misery South & Southwest kimberlite. The decrease in carats expected to be produced from the original plan for fiscal year 2016, which had a full year production target of 3.3 million carats from the reserves and the Misery South & Southwest pipes, is primarily due to an increase in material processed from the relatively lower grade Misery South and a decrease in material from the higher grade Misery Southwest. This change is primarily the result of a refinement in the production schedule for the Misery South and Southwest material. This change reflects the mining and processing of more material from Misery South, and less from Misery Southwest, in fiscal 2016, and is not reflective of a change in the estimated total volume of material and carats from each resource. The Company cautions that this assessment is preliminary in nature and is based on inferred resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Accordingly, there is no certainty that this assessment will be realized.

The reserves and resources that are currently planned to be processed during fiscal 2016 do not fully utilize the Ekati processing plant’s capacity of up to approximately 4.35 million tonnes per year. The Company plans to use the spare capacity to process additional material from Koala North, Misery Northeast and COR, but has not included this additional material in the above mentioned mine plan. It is expected that approximately 0.1 million tonnes of Koala North, 0.1 million tonnes of Misery Northeast, and 1.0 million tonnes of COR material will be processed during fiscal 2016. In addition, as part of the Koala mining, a small portion of inferred mineral resource is extracted along with the reserves. This material is not included in the current production estimate, but will be processed along with the reserve ore and will be incremental to production. Mineral resources that are not reserves do not have demonstrated economic viability.

The foregoing scientific and technical information for the Ekati Diamond Mine was prepared under the supervision of Peter Ravenscroft, FAuslMM, of Burgundy Mining Advisors Ltd., an independent mining consultancy. Mr. Ravenscroft is a Qualified Person within the meaning of National Instrument 43-101 of the Canadian Securities Administrators.

PRICING
Based on the average prices per carat achieved by the Company in the latest sale which was held in May 2015, the Company has modeled the approximate rough diamond price per carat for the Ekati kimberlite process plant feed types below. For consistency with the Company’s current reserve estimates, the Ekati prices now reflect the increased recovery of small diamonds from the improvements in processing.

May 2015
sales cycle
average price
per carat
Ore type	(in US dollars)
Koala	$325
Koala North	380
Fox	285
Misery South & Southwest	80
COR	60–115

COST OF SALES, CASH COST OF PRODUCTION AND GROSS MARGIN
Based on current sales expectations for the Ekati Diamond Mine segment for fiscal 2016, the Company currently expects cost of sales to be approximately $515 million (including depreciation and amortization of approximately $140 million). Based on the current mine plan for the Ekati Diamond Mine for fiscal 2016, the cash cost of production at the Ekati Diamond Mine is expected to be approximately $340 million (on a 100% basis) at an estimated average Canadian/US dollar exchange rate of 1.25. Included in cash cost of production is approximately $10 million of royalty payments related to the processing of Misery Main or Satellite Material. The last payment is currently expected to occur before the end of the third fiscal quarter, lowering the cost of production and therefore positively impacting gross margin in the fourth quarter.

DOMINION DIAMOND CORPORATION
2016 FIRST QUARTER REPORT

12

The processing issues experienced during the first fiscal quarter are expected to have a negative impact on gross margin for the Ekati Diamond Mine through the second quarter. Continued efforts to further improve recovery rates are expected to alleviate some of the shortfall with an emphasis on processing higher value ore. This is expected to drive higher gross margins in the third and fourth quarter; however, due to the delay in timing between production and sales, a portion of the production value increase toward the end of the fiscal year will help increase gross margins in fiscal 2017.

The Company expects gross margin as a percentage of sales to fluctuate depending on, among other things, production volumes, product mix, diamond prices and cost of production. Gross margin as a percentage of sales in fiscal 2016 is expected to be lower than that achieved in fiscal 2015 as production volumes are expected to decrease, and the product mix is expected to have a lower average value than in the prior year.

CAPITAL EXPENDITURES AND EXPLORATION
The planned capital expenditures for the Core Zone at the Ekati Diamond Mine for fiscal 2016 (on a 100% basis) are expected to be approximately $150 million at an estimated average Canadian/US dollar exchange rate of 1.25. The planned capital expenditures include approximately $78 million for the continued development of the Misery pipe, largely comprising mining costs to achieve ore release, $22 million towards the development of the Pigeon pipe, and $11 million towards the Sable pipe. Planned expenditures for the Buffer Zone at the Ekati Diamond Mine for fiscal 2016 are expected to be $67 million at an estimated average Canadian/US dollar exchange rate of 1.25. The planned expenditures including approximately $16 million of capital expenditure towards the development of the Lynx pipe, and approximately $48 million on the Jay pipe including approximately $24 million of capital expenditure and $24 million of capitalized exploration and evaluation costs. During the first quarter, the Ekati Diamond Mine incurred capital expenditures net of capitalized depreciation (on a 100% basis) of $51.5 million (Q1 2015 – $49.2 million), which includes $11.1 million of capitalized exploration and evaluation costs relating to the Jay pipe.

The Company expects development capital in relation to the Jay pipe to be incurred between fiscal years 2016 and 2020 (on a 100% basis) totalling approximately CDN $760 million. This estimated development capital is exclusive of the exploration and evaluation costs expected in fiscal 2016.

The planned exploration expenditures on the Sable pipe for the Ekati Diamond Mine for fiscal 2016 (on a 100% basis) are expected to be approximately $7 million at an estimated average Canadian/US dollar exchange rate of 1.25. During the first quarter, the Ekati Diamond Mine incurred exploration expenses (on a 100% basis) of $5.2 million.

Diavik Diamond Mine
This segment includes the production, sorting and sale of rough diamonds from the Diavik Diamond Mine.

(expressed in thousands of United States dollars)
(unaudited)

									Three	Three
									months	months
									ended	ended
	2016	2015	2015	2015	2015	2014	2014	2014	April 30,	April 30,
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	2015	2014
Sales
North America	$–	$–	$–	$–	$–	$511	$–	$–	$–	$–
Europe	57,223	78,050	74,310	94,858	73,918	112,001	45,088	80,530	57,223	73,918
India	3,127	3,413	6,094	12,175	8,757	6,704	7,818	10,737	3,127	8,757
Total sales	60,350	81,463	80,404	107,033	82,675	119,216	52,906	91,267	60,350	82,675
Cost of sales	49,749	62,145	52,619	78,751	56,232	87,690	40,018	68,328	49,749	56,232
Gross margin	10,601	19,318	27,785	28,282	26,443	31,526	12,888	22,939	10,601	26,443
Gross margin (%)	17.6%	23.7%	34.6%	26.4%	32.0%	26.4%	24.4%	25.1%	17.6%	32.0%
Selling, general and administrative expenses	960	1,247	851	1,067	975	1,122	1,123	1,409	960	975
Operating profit	$9,641	$18,071	$26,934	$27,215	$25,468	$30,404	$11,765	$21,530	$9,641	$25,468
Depreciation and amortization(i)	16,790	22,101	20,336	27,435	18,389	28,885	12,434	21,768	16,790	18,389
EBITDA(ii)	$26,431	$40,172	$47,270	$54,650	$43,857	$59,289	$24,199	$43,298	$26,431	$43,857
Capital expenditures	13,011	6,339	4,601	3,750	6,779	3,204	6,868	5,553	13,011	6,779

(i)	Depreciation and amortization included in cost of sales and selling, general and administrative expenses.

(ii)	Earnings before interest, taxes, depreciation and amortization (“EBITDA”). See “Non-IFRS Measures” for additional information.

DOMINION DIAMOND CORPORATION
2016 FIRST QUARTER REPORT

13

Three Months Ended April 30, 2015, Compared to Three Months Ended April 30, 2014

DIAVIK SALES
During the first quarter, the Company sold approximately 0.5 million carats (Q1 2015 – 0.6 million carats) from the Diavik Diamond Mine for a total of $60.4 million (Q1 2015 – $82.7 million) for an average price per carat of $111 (Q1 2015 – $142). At April 30, 2015, the Company had 0.3 million carats of Diavik Diamond Mine–produced rough diamond inventory available for sale with an estimated market value of approximately $40 million (April 30, 2014 – 0.4 million carats and $50 million, respectively).

DIAVIK COST OF SALES AND GROSS MARGIN
The Company’s first quarter cost of sales for the Diavik Diamond Mine was $49.7 million (Q1 2015 – $56.2 million). Cost of sales in the first quarter included $16.7 million of depreciation and amortization (Q1 2015 – $18.3 million). The Diavik segment generated a gross margin and EBITDA margin of 17.6% and 44%, respectively (Q1 2015 – 32.0% and 53%). The gross margin is anticipated to fluctuate between quarters, resulting from variations in the specific mix of product produced and sold during each quarter and variation in rough diamond prices.

A substantial portion of consolidated cost of sales is mining operating costs incurred at the Diavik Diamond Mine. During the first quarter, the Diavik cash cost of production was $33.2 million (Q1 2015 – $39.2 million). The reduction in cash cost of production is due to operational improvements at the mine and the weakening of the Canadian dollar. The term cash cost of production does not have a standardized meaning according to IFRS. See “Non-IFRS Measures” for additional information. Cost of sales also includes sorting costs, which comprise the Company’s cost of handling and sorting product in preparation for sales to third parties, and depreciation and amortization, the majority of which is recorded using the unit-of-production method over estimated proven and probable reserves.

DIAVIK SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
SG&A expenses for the Diavik Diamond Mine segment during the first quarter were $1.0 million (Q1 2015 – $1.0 million).

Operational Update
During the first quarter of calendar year 2015, the Diavik Diamond Mine produced (on a 100% basis) 1.5 million carats from 0.5 million tonnes of ore processed (Q1 of calendar year 2014 – 1.9 million carats and 0.6 million tonnes, respectively). Total production includes COR, which is not included in the Company’s reserve and resource statements and is therefore incremental to production.

Processing volumes in the first calendar quarter of 2015 were 19% lower than in the same quarter of the prior year, which was principally a result of three factors. First, additional stockpile ore was available and processed during the comparable quarter of the prior year and was fully exhausted in calendar 2014. Second, production was negatively impacted as mining progressed through an area of higher than normal dilution in the A-418 ore body, which reduced ore availability from this pipe. The high dilution is a result of minor geotechnical rock falls encountered last year. Third, during the quarter there were upgrades to the crusher plant to improve throughput, which led to a reduction in processing capacity.

The 20% decrease in the diamonds recovered in the first calendar quarter versus the same quarter of the prior year was primarily due to the lower volume of ore available for processing as described above.

DOMINION DIAMOND CORPORATION
2016 FIRST QUARTER REPORT

14

The charts below show the Company’s 40% share of Diavik Diamond Mine carat production, ore processed and recovered grade for the eight most recent calendar quarters.

DOMINION DIAMOND DIAVIK LIMITED PARTNERSHIP’S 40% SHARE OF DIAVIK DIAMOND MINE PRODUCTION – CARATS
(reported on a one-month lag)

DOMINION DIAMOND DIAVIK LIMITED PARTNERSHIP’S 40% SHARE OF DIAVIK DIAMOND MINE PRODUCTION – ORE PROCESSED AND RECOVERED GRADE
(reported on a one-month lag)

(a) Grade has been adjusted to exclude COR.

DOMINION DIAMOND CORPORATION
2016 FIRST QUARTER REPORT

15

Diavik Operations Outlook

PRODUCTION
The mine plan for calendar 2015 foresees Diavik Diamond Mine production (on a 100% basis) of approximately 6.8 million carats from the mining and processing of approximately 2.0 million tonnes of ore. Mining activities will be exclusively underground with approximately 0.7 million tonnes expected to be sourced from A-154 North, approximately 0.5 million tonnes from A-154 South and approximately 0.8 million tonnes from A-418. In addition to the 6.8 million carats produced from run of mine ore, there will be production from COR. This additional production is not included in the Company’s ore reserves and is therefore incremental. Based on historical recovery rates, the tonnage of this material that is planned to be processed during calendar 2015 would produce 0.2 million carats from COR.

The aforementioned mine plan for the Diavik Diamond Mine was prepared by DDMI, operator of the Diavik Diamond Mine, under the supervision of Calvin Yip, P. Eng., Principal Advisor, Strategic Planning of DDMI, and a Qualified Person within the meaning of National Instrument 43-101 of the Canadian Securities Administrators.

PRICING
Based on the average prices per carat achieved by the Company in the latest sale held in May 2015, the Company has modeled the approximate rough diamond price per carat for each of the Diavik kimberlite process plant feed types in the table that follows:

May 2015
sales cycle
average price
per carat
Ore type	(in US dollars)
A-154 South	$135
A-154 North	180
A-418	95
COR	45

COST OF SALES, CASH COST OF PRODUCTION AND GROSS MARGIN
Based on current sales expectations for the Diavik Diamond Mine segment for fiscal 2016, the Company currently expects cost of sales to be approximately $235 million (including depreciation and amortization of approximately $90 million). Based on the current mine plan for the Diavik Diamond Mine for calendar 2015, the Company’s 40% share of the cash cost of production at the Diavik Diamond Mine is expected to be approximately $127 million at an estimated average Canadian/US dollar exchange rate of 1.25.

The Company expects gross margin as a percentage of sales to fluctuate depending on, among other things, production volumes, diamond prices and cost of production. Gross margin as a percentage of sales in fiscal 2016 is expected to be lower than that achieved in fiscal 2015, as production volumes are expected to decrease year over year.

CAPITAL EXPENDITURES
The Company currently expects DDDLP’s 40% share of the planned capital expenditures for the Diavik Diamond Mine in fiscal 2016 to be approximately $43.4 million at an estimated average Canadian/US dollar exchange rate of 1.25. During the first quarter, DDDLP’s share of capital expenditures was $13.0 million (Q1 2015 – $6.8 million).

The Company expects development capital in relation to the newly approved A-21 pipe to be incurred between calendar years 2015 and 2019 and for DDDLP’s 40% share of the planned expenditure to total approximately CDN $157 million. During the quarter, the Company’s share of capital expenditures on the development of the A-21 pipe, which is progressing according to plan, was $6.4 million.

DOMINION DIAMOND CORPORATION
2016 FIRST QUARTER REPORT

16

Corporate

The Corporate segment captures costs not specifically related to the operations of the Diavik and Ekati Diamond Mines.

(expressed in thousands of United States dollars)
(unaudited)

									Three	Three
									months	months
									ended	ended
	2016	2015	2015	2015	2015	2014	2014	2014	April 30,	April 30,
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	2015	2014
Sales	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–
Cost of sales	–	–	–	–	–	–	–	–	–	–
Gross margin	–	–	–	–	–	–	–	–	–	–
Gross margin (%)	–%	–%	–%	–%	–%	–%	–%	–%	–%	–%
Selling, general and administrative expenses	6,439	7,336	6,496	7,598	4,698	7,875	5,924	12,971	6,439	4,698
Operating loss	$(6,439)	$(7,336)	$(6,496)	$(7,598)	$(4,698)	$(7,875)	$(5,924)	$(12,971)	$(6,439)	$(4,698)
Depreciation and amortization(i)	154	311	293	291	342	451	378	363	154	342
EBITDA(ii)	$(6,285)	$(7,025)	$(6,203)	$(7,307)	$(4,356)	$(7,424)	$(5,546)	$(12,608)	$(6,285)	$(4,356)
Capital expenditure	–	–	19	28	–	14	4	–	–	–

(i)	Depreciation and amortization included in cost of sales and selling, general and administrative expenses.

(ii)	Earnings before interest, taxes, depreciation and amortization (“EBITDA”). The term EBITDA does not have a standardized meaning according to IFRS. See “Non-IFRS Measures” for additional information.

Three Months Ended April 30, 2015, Compared to Three Months Ended April 30, 2014

CORPORATE SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
SG&A expenses for the Corporate segment during the quarter increased by $1.7 million from the comparable quarter of the prior year. This increase relates primarily to an increase in salaries and benefits partially due to the higher stock based compensation as a result of the Company’s higher stock price.

DOMINION DIAMOND CORPORATION
2016 FIRST QUARTER REPORT

17

Liquidity and Capital Resources
The following chart shows the Company’s working capital balances for the eight most recent quarters, as well as the working capital ratio for the same periods. Working capital is calculated as total current assets less total current liabilities, and working capital ratio is calculated as total current assets divided by total current liabilities.

WORKING CAPITAL AND WORKING CAPITAL RATIO

Working Capital
As at April 30, 2015, the Company had unrestricted cash and cash equivalents of $367.7 million and restricted cash of $39.6 million, compared to $457.9 million and $34.6 million, respectively, at January 31, 2015. The restricted cash is used to support letters of credit to the Government of the Northwest Territories in the amount of CDN $48 million used to secure the reclamation obligations for the Ekati Diamond Mine. During the quarter ended April 30, 2015, the Company reported cash flow used in operations of $29.3 million, compared to cash flow provided from operations of $23.5 million in the prior year.

At April 30, 2015, the Company had approximately 0.7 million carats of rough diamond inventory available for sale with an estimated market value of approximately $140 million. The Company also had approximately 0.8 million carats of rough diamond inventory that was work in progress.

Working capital decreased to $697.0 million at April 30, 2015 from $752.4 million at January 31, 2015. During the quarter, the Company decreased accounts receivable by $6.1 million, increased other current assets by $5.1 million, increased inventory and supplies by $15.2 million, increased trade and other payables by $11.4 million, and decreased employee benefit plans by $2.4 million. The Company accrued dividend payable in the amount of $34.1 million, which was paid on May 21, 2015.

The Company made tax payments of $83.3 million during the quarter, consisting of Diavik segment royalty and income tax payments and Ekati segment income tax payments, all of which were reflected as taxes payable as of January 31, 2015. The Company anticipates making an Ekati royalty tax payment during the second quarter of fiscal 2016, and expects to make instalment payments for income taxes for fiscal 2016 in the remaining quarters of the fiscal year.

The Company’s liquidity requirements fluctuate year over year and quarter over quarter depending on, among other factors, the seasonality of production at the Company’s mineral properties, seasonality of mine operating expenses, capital expenditure programs, the number of rough diamond sales events conducted during the year, and the volume, size and quality distribution of rough diamonds delivered from the Company’s mineral properties and sold by the Company in the year.

The Company assesses liquidity and capital resources on a consolidated basis. The Company’s requirements are for cash operating expenses, working capital, contractual debt requirements and capital expenditures. The Company believes that it will generate sufficient liquidity to meet its anticipated requirements for at least the next 12 months.

DOMINION DIAMOND CORPORATION
2016 FIRST QUARTER REPORT

18

Financing Activities
On April 7, 2015, the Company entered into a $210 million senior secured corporate revolving credit facility with a syndicate of commercial banks. The facility has a four-year term, and it may be extended for an additional period of one year with the consent of the lenders. Proceeds received by the Company under the new credit facility are to be used for general corporate purposes. Accommodations under this credit facility may be made to the Company, at the Company’s option, by way of an advance or letter of credit, and the interest payable will vary in accordance with a pricing grid ranging between 2.5% and 3.5% above LIBOR. The Company is in compliance with the required financial covenants which are customary for a financing of this nature.

As at April 30, 2015, $nil was outstanding under the Company’s senior secured corporate revolving credit facility. As at April 30, 2015, the Company closed its revolving financing facility of $45 million relating to its Belgian subsidiary, Dominion Diamond International N.V., and its Indian subsidiary, Dominion Diamond (India) Private Limited. No borrowings were outstanding under this facility.

On April 8, 2015, the Board of Directors declared a dividend of $0.40 per share to shareholders of record at the close of business on April 30, 2015. This dividend is an eligible dividend for Canadian income tax purposes and was paid in full on May 21, 2015.

Subject to declaration by the Board of Directors, the Company intends to pay a regular annual dividend of $0.40 per share in total, to be paid semi-annually through an interim and final dividend. For fiscal 2016 the interim dividend is expected to be paid in or around November 2015, and the final dividend is expected to be paid in or around May 2016. These dividends are eligible dividends for Canadian income tax purposes.

Investing Activities
During the quarter, the Company purchased property, plant and equipment of $64.5 million, of which $51.5 million was purchased for the Ekati Diamond Mine and $13.0 million was purchased for the Diavik Diamond Mine.

Contractual Obligations
The Company has contractual payment obligations with respect to interest-bearing loans and borrowings and, through its participation in the Diavik Joint Venture and the Ekati Diamond Mine, future site restoration costs at both the Ekati and Diavik Diamond Mines. Additionally, at the Diavik Joint Venture, contractual obligations exist with respect to operating purchase obligations, as administered by DDMI, the operator of the mine. In order to maintain its 40% ownership interest in the Diavik Diamond Mine, DDDLP is obligated to fund 40% of the Diavik Joint Venture’s total expenditures on a monthly basis. The most significant contractual obligations for the ensuing five-year period can be summarized as follows:

CONTRACTUAL OBLIGATIONS
(expressed in thousands of United States dollars)

		Less than	Year	Year	After
	Total	1 year	2–3	4–5	5 years
Loans and borrowings (a)(b)	$47,472	$12,787	$34,261	$424	$–
Environmental and participation agreements incremental commitments (c)	103,193	56,075	1,165	8,957	36,996
Operating lease obligations (d)	4,542	4,077	465	–	–
Capital obligations (e)	41,240	41,240	–	–	–
Total contractual obligations	$196,447	$114,179	$35,891	$9,381	$36,996

(a)	(i)	Loans and borrowings presented in the foregoing table include current and long-term portions.

(ii)

The Company has available a $210 million senior secured corporate revolving credit facility (utilization in either US or CDN dollars) with a syndicate of commercial banks for general corporate purposes. At April 30, 2015, $nil was outstanding under this facility.

(iii)

The Company’s first mortgage on real property has scheduled principal payments of approximately $0.2 million quarterly, may be prepaid at any time, and matures on September 1, 2018. On April 30, 2015, $3.0 million was outstanding on the mortgage payable.

(iv)

The Company issued a promissory note on October 15, 2014 in the amount of US $42.2 million for the base purchase price for the acquisition of an additional 8.889% interest in the Core Zone. The promissory note is payable in instalments over 31 months and the Company has the right, but not the obligation, to satisfy one or more instalments due under the promissory note in common shares of the Company. On April 30, 2015, $43.0 million was outstanding.

(b)

Interest on loans and borrowings is calculated at various fixed and floating rates. Projected interest payments on the current debt outstanding were based on interest rates in effect at April 30, 2015, and have been included under loans and borrowings in the table above. Interest payments for the next 12 months are approximated to be $1.4 million.

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(c)

Both the Diavik Joint Venture and the Ekati Diamond Mine, under environmental and other agreements, must provide funding for the Environmental Monitoring Advisory Board and the Independent Environmental Monitoring Agency, respectively. These agreements also state that the mines must provide security deposits for the performance of their reclamation and abandonment obligations under all environmental laws and regulations. The operator of the Diavik Joint Venture has fulfilled such obligations for the security deposits by posting letters of credit, of which DDDLP’s share as at April 30, 2015 was $53 million based on its 40% ownership interest in the Diavik Diamond Mine. The Company expects that the operator of the Diavik Joint Venture will in the future require DDDLP to post its proportionate share of such security directly. The requirement to post security for the reclamation and abandonment obligations may be reduced to the extent of amounts spent by the Diavik Joint Venture on those activities. The Company posted surety bonds with the Government of the Northwest Territories in the aggregate amount of CDN $253 million to secure the obligations under its Water Licence to reclaim the Ekati Diamond Mine. Letters of credit in the amount of CDN $48 million continue to be held by the Government of the Northwest Territories as security for reclamation and related activities at the Ekati Diamond Mine pending completion of a review by the Government of the Northwest Territories of duplication between the security required under the Water Licence and security held by the Government of the Northwest Territories under the environmental agreement. The Company has also provided a guarantee of CDN $20 million for other obligations under the environmental agreement for the Ekati Diamond Mine.

Both the Diavik and Ekati Diamond Mines have also signed participation agreements with various Aboriginal communities. These agreements are expected to contribute to the social, economic and cultural well-being of these communities. The actual cash outlay for obligations of the Diavik Joint Venture under these agreements is not anticipated to occur until later in the life of the mine. The actual cash outlay under these agreements in respect of the Ekati Diamond Mine includes annual payments and special project payments during the operation of the Ekati Diamond Mine.

(d)	Operating lease obligations represent future minimum annual rentals under non-cancellable operating leases at the Ekati Diamond Mine.

(e)

The Company has various long-term contractual commitments related to the acquisition of property, plant and equipment. The commitments included in the table above are based on expected contract prices.

Non-IFRS Measures
In addition to discussing earnings measures in accordance with IFRS, the MD&A provides the following non-IFRS measures, which are also used by management to monitor and evaluate the performance of the Company.

Cash Cost of Production
The MD&A refers to cash cost of production, a non-IFRS performance measure, in order to provide investors with information about the measure used by management to monitor performance. This information is used to assess how well each of the Diavik Diamond Mine and Ekati Diamond Mine is performing compared to the respective mine plan and prior periods. Cash cost of production includes mine site operating costs such as mining, processing and administration, but is exclusive of amortization, capital, and exploration and development costs. Cash cost of production does not have any standardized meaning prescribed by IFRS and differs from measures determined in accordance with IFRS. This performance measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of net profit or cash flow from operations as determined under IFRS.

The following table provides a reconciliation of cash cost of production to the Ekati Diamond Mine’s cost of sales disclosed for the three months ended April 30, 2015 and April 30, 2014.

(expressed in thousands of United States dollars)
(unaudited)

	Three months ended	Three months ended
	April 30, 2015	April 30, 2014
Ekati cash cost of production	$82,970	$89,859
Other cash costs	1,513	998
Total cash cost of production	84,483	90,857
Depreciation and amortization	34,052	31,601
Total cost of production	118,535	122,458
Adjusted for stock movements	(3,492)	(41,010)
Total cost of sales	$115,043	$81,448

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The following table provides a reconciliation of cash cost of production to the Diavik Diamond Mine’s cost of sales disclosed for the three months ended April 30, 2015 and April 30, 2014.

(expressed in thousands of United States dollars)
(unaudited)

	Three months ended	Three months ended
	April 30, 2015	April 30, 2014
Diavik cash cost of production	$33,215	$39,195
Private royalty	1,158	1,426
Other cash costs	496	712
Total cash cost of production	34,869	41,333
Depreciation and amortization	16,025	20,732
Total cost of production	50,894	62,065
Adjusted for stock movements	(1,145)	(5,833)
Total cost of sales	$49,749	$56,232

EBITDA and EBITDA Margin
The term EBITDA (earnings before interest, taxes, depreciation and amortization) is a non-IFRS financial measure, which is defined as sales minus cost of sales and selling, general and administrative expenses, meaning it represents operating profit before depreciation and amortization. EBITDA margin is calculated by dividing EBITDA by total sales for the period.

Management believes that EBITDA and EBITDA margin are important indicators commonly reported and widely used by investors and analysts as an indicator of the Company’s operating performance and ability to incur and service debt, and also as a valuation metric. The intent of EBITDA and EBITDA margin is to provide additional useful information to investors and analysts and such measures do not have any standardized meaning under IFRS. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other issuers may calculate EBITDA and EBITDA margin differently.

CONSOLIDATED
(expressed in thousands of United States dollars)
(unaudited)

									Three	Three
									months	months
									ended	ended
	2016	2015	2015	2015	2015	2014	2014	2014	April 30,	April 30,
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	2015	2014
Operating profit	$14,162	$51,568	$67,481	$46,468	$30,694	$21,016	$4,509	$15,661	$14,162	$30,694
Depreciation and amortization	46,655	44,067	47,898	63,164	38,885	55,228	31,978	32,644	46,655	38,885
EBITDA	$60,817	$95,635	$115,379	$109,632	$69,579	$76,244	$36,487	$48,305	$60,817	$69,579

EKATI DIAMOND MINE SEGMENT
(expressed in thousands of United States dollars)
(unaudited)

									Three	Three
									months	months
									ended	ended
	2016	2015	2015	2015	2015	2014	2014	2014	April 30,	April 30,
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	2015	2014
Operating profit (loss)	$10,960	$40,833	$47,043	$26,851	$9,924	$(1,513)	$(1,332)	$7,102	$10,960	$9,924
Depreciation and amortization	29,711	21,655	27,269	35,438	20,154	25,892	19,166	10,513	29,711	20,154
EBITDA	$40,671	$62,488	$74,312	$62,289	$30,078	$24,379	$17,834	$17,615	$40,671	$30,078

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DIAVIK DIAMOND MINE SEGMENT
(expressed in thousands of United States dollars)
(unaudited)

									Three	Three
									months	months
									ended	ended
	2016	2015	2015	2015	2015	2014	2014	2014	April 30,	April 30,
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	2015	2014
Operating profit	$9,641	$18,071	$26,934	$27,215	$25,468	$30,404	$11,765	$21,530	$9,641	$25,468
Depreciation and amortization	16,790	22,101	20,336	27,435	18,389	28,885	12,434	21,768	16,790	18,389
EBITDA	$26,431	$40,172	$47,270	$54,650	$43,857	$59,289	$24,199	$43,298	$26,431	$43,857

CORPORATE SEGMENT
(expressed in thousands of United States dollars)
(unaudited)

									Three	Three
									months	months
									ended	ended
	2016	2015	2015	2015	2015	2014	2014	2014	April 30,	April 30,
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	2015	2014
Operating loss	$(6,439)	$(7,336)	$(6,496)	$(7,598)	$(4,698)	$(7,875)	$(5,924)	$(12,971)	$(6,439)	$(4,698)
Depreciation and amortization	154	311	293	291	342	451	378	363	154	342
EBITDA	$(6,285)	$(7,025)	$(6,203)	$(7,307)	$(4,356)	$(7,424)	$(5,546)	$(12,608)	$(6,285)	$(4,356)

Free Cash Flow and Free Cash Flow per Share
The term free cash flow is a non-IFRS measure, which is defined as cash provided from (used in) operating activities, less sustaining capital expenditures and less development capital expenditure. Free cash flow per share is calculated by dividing free cash flow by the weighted average fully diluted shares outstanding.

Management believes that free cash flow is a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. The intent of free cash flow and free cash flow per share is to provide additional useful information to investors and analysts and such measures do not have any standardized meaning under IFRS. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other issuers may calculate free cash flow and free cash flow per share differently.

CONSOLIDATED
(expressed in thousands of United States dollars)
(unaudited)

									Three	Three
									months	months
									ended	ended
	2016	2015	2015	2015	2015	2014	2014	2014	April 30,	April 30,
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	2015	2014
Cash provided from (used in) operating activities(i)	$(29,285)	$134,550	$70,539	$94,023	$23,420	$52,907	$6,580	$105,140	$(29,285)	$23,420
Sustaining capital expenditure	(22,609)	(17,786)	(15,658)	(14,355)	(18,996)	(9,663)	(14,371)	(14,486)	(22,609)	(18,996)
Free cash flow before development	$(51,894)	$116,764	$54,881	$79,668	$4,424	$43,244	$(7,791)	$90,654	$(51,894)	$4,424
Development and exploration capital expenditure(ii)	(41,667)	(9,034)	(7,072)	(24,040)	(32,859)	(12,813)	(20,815)	(19,298)	(41,667)	(32,859)
Free cash flow	$(93,561)	$107,730	$47,809	$55,628	$(28,435)	$30,431	$(28,606)	$71,356	$(93,561)	$(28,435)

(i)

Cash provided from operating activities is net of taxes and interest paid.  Cash used in operating activities in Q1 FY16 decreased by $84.5 million (Q1 FY15 - $21.1 million) as a result of the tax payments of $83.3 million and $1.2 million of interest payments.

(ii)	Development capital expenditure is calculated net of proceeds from pre-production sales.

Sustaining Capital Expenditure
Sustaining capital expenditure is generally defined as expenditures that support the ongoing operation of the assets or business without any associated increase in capacity, life of assets or future earnings. This measure is used by management and investors to assess the extent of non-discretionary capital spending being incurred by the Company each period.

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Development and Exploration Capital Expenditure
Development capital expenditure is generally defined as capital expenditures that expand existing capacity, increase life of assets and/or increase future earnings. Exploration and evaluation capital expenditure is defined as capital expenditures that relate to activities involved in evaluating the technical feasibility and commercial viability of extracting mineral resources and these activities are only capitalized when the activity relates to proven and probable reserves. This measure is used by management and investors to assess the extent of discretionary capital spending being undertaken by the Company each period.

Risks and Uncertainties
The Company is subject to a number of risks and uncertainties as a result of its operations. In addition to the other information contained in this MD&A and the Company’s other publicly filed disclosure documents, readers should give careful consideration to the following risks, each of which could have a material adverse effect on the Company’s business prospects or financial condition.

Nature of Mining
The Company’s mining operations are subject to risks inherent in the mining industry, including variations in grade and other geological differences, unexpected problems associated with required water retention dikes, water quality, surface and underground conditions, processing problems, equipment performance, accidents, labour disputes, risks relating to the physical security of the diamonds, force majeure risks and natural disasters. Particularly with underground mining operations, inherent risks include variations in rock structure and strength as it impacts on mining method selection and performance, de-watering and water handling requirements, achieving the required crushed rock-fill strengths, and unexpected local ground conditions. Hazards, such as unusual or unexpected rock formations, rock bursts, pressures, collapses, flooding or other conditions, may be encountered during mining. Such risks could result in personal injury or fatality; damage to or destruction of mining properties, processing facilities or equipment; environmental damage; delays, suspensions or permanent reductions in mining production; monetary losses; and possible legal liability.

The Company’s mineral properties, because of their remote northern location and access only by winter road or by air, are subject to special climate and transportation risks. These risks include the inability to operate or to operate efficiently during periods of extreme cold, the unavailability of materials and equipment, and increased transportation costs due to the late opening and/or early closure of the winter road. Such factors can add to the cost of mine development, production and operation and/or impair production and mining activities, thereby affecting the Company’s profitability.

Nature of Interest in Diavik Diamond Mine
DDDLP holds an undivided 40% interest in the assets, liabilities and expenses of the Diavik Diamond Mine and the Diavik group of mineral claims. The Diavik Diamond Mine and the exploration and development of the Diavik group of mineral claims is a joint arrangement between DDMI (60%) and DDDLP (40%), and is subject to the risks normally associated with the conduct of joint ventures and similar joint arrangements. These risks include the inability to exert influence over strategic decisions made in respect of the Diavik Diamond Mine and the Diavik group of mineral claims, including the inability to control the timing and scope of capital expenditures, and risks that DDMI may change the mine plan. By virtue of DDMI’s 60% interest in the Diavik Diamond Mine, it has a controlling vote in all Diavik Joint Venture management decisions respecting the development and operation of the Diavik Diamond Mine and the development of the Diavik group of mineral claims. Accordingly, DDMI is able to determine the timing and scope of future project capital expenditures, and therefore is able to impose capital expenditure requirements on DDDLP that the Company may not have sufficient cash to meet. A failure to meet capital expenditure requirements imposed by DDMI could result in DDDLP’s interest in the Diavik Diamond Mine and the Diavik group of mineral claims being diluted.

Diamond Prices and Demand for Diamonds
The profitability of the Company is dependent upon the Company’s mineral properties and the worldwide demand for and price of diamonds. Diamond prices fluctuate and are affected by numerous factors beyond the control of the Company, including worldwide economic trends, worldwide levels of diamond discovery and production, and the level of demand for, and discretionary spending on, luxury goods such as diamonds. Low or negative growth in the worldwide economy, renewed or additional credit market disruptions, natural disasters or the occurrence of terrorist attacks or similar activities creating disruptions in economic growth could result in decreased demand for luxury goods such as diamonds, thereby negatively affecting the price of diamonds. Similarly, a substantial increase in the worldwide level of diamond production or the release of stocks held back during periods of lower demand could also negatively affect the price of diamonds. In each case, such developments could have a material adverse effect on the Company’s results of operations.

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Cash Flow and Liquidity
The Company’s liquidity requirements fluctuate from quarter to quarter and year to year depending on, among other factors, the seasonality of production at the Company’s mineral properties, the seasonality of mine operating expenses, exploration expenses, capital expenditure programs, the number of rough diamond sales events conducted during the quarter, and the volume, size and quality distribution of rough diamonds delivered from the Company’s mineral properties and sold by the Company in each quarter. The Company’s principal working capital needs include development and exploration capital expenditures, investments in inventory, prepaid expenses and other current assets, and accounts payable and income taxes payable. There can be no assurance that the Company will be able to meet each or all of its liquidity requirements. A failure by the Company to meet its liquidity requirements could result in the Company failing to meet its planned development objectives, or in the Company being in default of a contractual obligation, each of which could have a material adverse effect on the Company’s business prospects or financial condition.

Economic Environment
The Company’s financial results are tied to the global economic conditions and their impact on levels of consumer confidence and consumer spending. The global markets have experienced the impact of a significant US and international economic downturn since autumn 2008. A return to a recession or a weak recovery, due to recent disruptions in financial markets in the United States, the Eurozone and elsewhere, budget policy issues in the United States, political upheavals in the Middle East and Ukraine, and economic sanctions against Russia, could cause the Company to experience revenue declines due to deteriorated consumer confidence and spending, and a decrease in the availability of credit, which could have a material adverse effect on the Company’s business prospects or financial condition. The credit facilities essential to the diamond polishing industry are largely underwritten by European banks that are currently under stress. The withdrawal or reduction of such facilities could also have a material adverse effect on the Company’s business prospects or financial condition. The Company monitors economic developments in the markets in which it operates and uses this information in its continuous strategic and operational planning in an effort to adjust its business in response to changing economic conditions.

Synthetic Diamonds
Synthetic diamonds are diamonds that are produced by artificial processes (e.g., laboratory grown), as opposed to natural diamonds, which are created by geological processes. An increase in the acceptance of synthetic gem-quality diamonds could negatively affect the market prices for natural stones. Although significant questions remain as to the ability of producers to produce synthetic diamonds economically within a full range of sizes and natural diamond colours, and as to consumer acceptance of synthetic diamonds, synthetic diamonds are becoming a larger factor in the market. Should synthetic diamonds be offered in significant quantities or consumers begin to readily embrace synthetic diamonds on a large scale, demand and prices for natural diamonds may be negatively affected. Additionally, the presence of undisclosed synthetic diamonds in jewelry would erode consumer confidence in the natural product and negatively impact demand.

Currency Risk
Currency fluctuations may affect the Company’s financial performance. Diamonds are sold throughout the world based principally on the US dollar price, and although the Company reports its financial results in US dollars, a majority of the costs and expenses of the Company’s mineral properties are incurred in Canadian dollars. Further, the Company has a significant deferred income tax liability that has been incurred and will be payable in Canadian dollars. The Company’s currency exposure relates to expenses and obligations incurred by it in Canadian dollars. From time to time, the Company may use a limited number of derivative financial instruments to manage its foreign currency exposure.

Licences and Permits
The Company’s mining operations require licences and permits from the Canadian and Northwest Territories governments, and the process for obtaining and renewing such licences and permits often takes an extended period of time and is subject to numerous delays and uncertainties. Such licences and permits are subject to change in various circumstances. Failure to comply with applicable laws and regulations may result in injunctions, fines, criminal liability, suspensions or revocation of permits and licences, and other penalties. There can be no assurance that DDMI, as the operator of the Diavik Diamond Mine, or the Company has been or will be at all times in compliance with all such laws and regulations and with their applicable licences and permits, or that DDMI or the Company will be able to obtain on a timely basis or maintain in the future all necessary licences and permits that may be required to explore and develop their properties, commence construction or operation of mining facilities and projects under development, or to maintain continued operations.

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Regulatory and Environmental Risks
The operations of the Company’s mineral properties are subject to various laws and regulations governing the protection of the environment, exploration, development, production, taxes, labour standards, occupational health, waste disposal, mine safety and other matters. New laws and regulations, amendments to existing laws and regulations, or more stringent implementation or changes in enforcement policies under existing laws and regulations could have a material adverse effect on the Company by increasing costs and/or causing a reduction in levels of production from the Company’s mineral properties.

Mining is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mining operations. To the extent that the Company’s operations are subject to uninsured environmental liabilities, the payment of such liabilities could have a material adverse effect on the Company.

The environmental agreements relating to the Diavik Diamond Mine and the Ekati Diamond Mine require that security be provided to cover estimated reclamation and remediation costs. The operator of the Diavik Joint Venture has fulfilled such obligations for the security deposits in respect of the Diavik Diamond Mine by posting letters of credit, of which DDDLP’s share as at April 30, 2015 was $53 million based on its 40% ownership interest in the Diavik Diamond Mine. The Company does not expect that the operator of the Diavik Joint Venture will continue its practice of posting letters of credit in fulfillment of this obligation. Accordingly, the Company expects that DDDLP will be required to post its proportionate share of such security directly, which would result in additional constraints on liquidity. The Company posted surety bonds with the Government of the Northwest Territories in the aggregate amount of CDN $253 million to secure the obligations under its Water Licence to reclaim the Ekati Diamond Mine. Letters of credit in the amount of CDN $48 million are currently held by the Government of the Northwest Territories as security under the environmental agreement relating to the Ekati Diamond Mine. The letters of credit held under the environmental agreement for the Ekati Diamond Mine continue to be held by the Government of the Northwest Territories pending completion of a review by the Government of the Northwest Territories of duplication between this security and the security required under the Water Licence. The Company has also provided a guarantee of CDN $20 million for other obligations under the environmental agreement for the Ekati Diamond Mine.

The reclamation and remediation plans for the Ekati Diamond Mine and the Diavik Diamond Mine, as well as the costs of such plans, are subject to periodic regulatory review, which could result in an increase to the amount of security required to be posted in connection with the operation of each of the Ekati Diamond Mine and the Diavik Diamond Mine. This could result in additional constraints on liquidity.

Climate Change
The Canadian government has established a number of policy measures in response to concerns relating to climate change. While the impact of these measures cannot be quantified at this time, the likely effect will be to increase costs for fossil fuels, electricity and transportation; restrict industrial emission levels; impose added costs for emissions in excess of permitted levels; and increase costs for monitoring and reporting. Compliance with these initiatives could have a material adverse effect on the Company’s results of operations.

Resource and Reserve Estimates
The Company’s figures for mineral resources and ore reserves are estimates, and no assurance can be given that the anticipated carats will be recovered. The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. Estimates made at a given time may change significantly in the future when new information becomes available. The Company expects that its estimates of reserves will change to reflect updated information as well as to reflect depletion due to production. Reserve estimates may be revised upward or downward based on the results of current and future drilling, testing or production levels, and on changes in mine design. In addition, market fluctuations in the price of diamonds or increases in the costs to recover diamonds from the Company’s mineral properties may render the mining of ore reserves uneconomical. Any material changes in the quantity of mineral reserves or resources or the related grades may affect the economic viability of the Company’s mining operations and could have a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty that may attach to inferred mineral resources, there is no assurance that mineral resources will be upgraded to proven and probable ore reserves. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves.

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Insurance
The Company’s business is subject to a number of risks and hazards, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, risks relating to the physical security of diamonds held as inventory or in transit, changes in the regulatory environment, and natural phenomena such as inclement weather conditions. Such occurrences could result in damage to the Company’s mineral properties, personal injury or death, environmental damage to the Company’s mineral properties, delays in mining, monetary losses and possible legal liability. Although insurance is maintained to protect against certain risks in connection with the Company’s mineral properties and the Company’s operations, the insurance in place will not cover all potential risks. It may not be possible to maintain insurance to cover insurable risks at economically feasible premiums.

Fuel Costs
The expected fuel needs for the Company’s mineral properties are purchased periodically during the year for storage, and transported to the mine site by way of the winter road. These costs will increase if transportation by air freight is required due to a shortened winter road season or unexpected high fuel usage.

The cost of the fuel purchased is based on the then prevailing price and expensed into operating costs on a usage basis. The Company’s mineral properties currently have no hedges for future anticipated fuel consumption.

Reliance on Skilled Employees
Production at the Company’s mineral properties is dependent upon the efforts of certain skilled employees. The loss of these employees or the inability to attract and retain additional skilled employees may adversely affect the level of diamond production.

The Company’s success in marketing rough diamonds is dependent on the services of key executives and skilled employees, as well as the continuance of key relationships with certain third parties, such as diamantaires. The loss of these persons or the Company’s inability to attract and retain additional skilled employees or to establish and maintain relationships with required third parties may adversely affect its business and future operations in marketing diamonds.

Labour Relations
While labour relations have been stable to date, the maintenance of a productive and efficient labour environment without disruptions cannot be assured.

The Company is party to a collective bargaining agreement at its Ekati Diamond Mine operation which was due to expire on August 31, 2014. The Company entered into negotiations on August 6, 2014 and on August 26, 2014 a Memorandum of Understanding was signed which suspended negotiations until the latter part of February 2015 and continued unchanged all provisions in the current collective bargaining agreement. The Company is continuing to pursue negotiations with the union. There can be no assurance that the Company will be able to successfully renegotiate this collective bargaining agreement or other satisfactory arrangements with its employees at the Ekati Diamond Mine. Production at the Ekati Diamond Mine will continue to be dependent upon the ability of the Company to maintain good relations with its employees and union. If the Company is ultimately unable to renew this agreement, or if the terms of any such renewal are materially adverse to the Company, then this could result in work stoppages and other labour disruptions, or otherwise materially impact the Company, all of which could have a material adverse effect on the Company’s business, results from operations and financial condition.

Changes in Internal Controls over Financial Reporting
During the first quarter of fiscal 2016, there were no changes in the Company’s disclosure controls and procedures or internal controls over financial reporting that materially affected, or are reasonably likely to materially affect, the Company’s disclosure controls and procedures or internal control over financial reporting.

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Critical Accounting Estimates
Management is often required to make judgments, assumptions and estimates in the application of IFRS that have a significant impact on the financial results of the Company. Certain policies are more significant than others and are, therefore, considered critical accounting policies. Accounting policies are considered critical if they rely on a substantial amount of judgment (use of estimates) in their application, or if they result from a choice between accounting alternatives and that choice has a material impact on the Company’s financial performance or financial position.

The critical accounting estimates applied in the preparation of the Company’s unaudited interim condensed consolidated financial statements are consistent with those applied and disclosed in the Company’s MD&A for the year ended January 31, 2015.

Changes in Accounting Policies

(a) New Accounting Standards
There are no new accounting standards adopted during the period.

(b) New Accounting Standards Issued but Not Yet Effective
Standards issued but not yet effective up to the date of issuance of the unaudited interim condensed consolidated financial statements are listed below. The listing is of standards and interpretations issued, which the Company reasonably expects to be applicable at a future date. The Company intends to adopt those standards when they become effective.

IAS 1 – PRESENTATION OF FINANCIAL STATEMENTS
On December 18, 2014, the IASB issued amendments to IAS 1, Presentation of Financial Statements (“IAS 1”), as part of its major initiative to improve presentation and disclosure in financial reports. The amendments are effective for annual periods beginning on or after January 1, 2016. Early adoption is permitted. The Company intends to adopt these amendments in its consolidated financial statements for the annual period beginning on February 1, 2016. The Company does not expect that the amendments will have a material impact on the consolidated financial statements.

IFRS 11 – BUSINESS COMBINATION ACCOUNTING FOR INTEREST IN JOINT OPERATIONS
On May 6, 2014, the IASB issued amendments to IFRS 11, Joint Arrangements (“IFRS 11”). The amendments apply prospectively for annual periods beginning on or after January 1, 2016, with earlier application permitted. The amendments require business combination accounting to be applied to acquisitions of interests in a joint operation that constitutes a business. The Company intends to adopt the amendments to IFRS 11 in its consolidated financial statements for the annual period beginning on February 1, 2016. The Company does not expect that the amendments will have a material impact on the consolidated financial statements.

IFRS 9 – FINANCIAL INSTRUMENTS
On July 24, 2014, the IASB issued the complete IFRS 9, Financial Instruments (“IFRS 9 (2014)”), which introduces new requirements for the classification and measurement of financial assets. Under IFRS 9 (2014), financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. The standard introduces additional changes relating to financial liabilities. It also amends the impairment model by introducing a new “expected credit loss” model for calculating impairment. IFRS 9 (2014) also includes a new general hedge accounting standard which aligns hedge accounting more closely with risk management. The standard is effective for annual periods beginning on or after January 1, 2018 and must be applied retrospectively, with some exemptions. Earlier application is permitted. The extent of the impact of the adoption of IFRS 9 (2014) has not yet been determined.

IFRS 15 – REVENUE FROM CONTRACTS WITH CUSTOMERS
In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers (“IFRS 15”). IFRS 15 is effective for periods beginning on or after January 1, 2017, with earlier application permitted, and is to be applied retrospectively. IFRS 15 clarifies the principles for recognizing revenue from contracts with customers. The Company intends to adopt IFRS 15 in its consolidated financial statements for the annual period beginning on February 1, 2017. The extent of the impact of the adoption of IFRS 15 has not yet been determined.

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Outstanding Share Information

As at May 31, 2015
Authorized	Unlimited
Issued and outstanding shares	85,225,730
Options outstanding	3,252,111
Fully diluted	88,477,841

Additional Information
Additional information relating to the Company, including the Company’s most recently filed Annual Information Form, can be found on SEDAR at www.sedar.com, and is also available on the Company’s website at www.ddcorp.ca.

DOMINION DIAMOND CORPORATION
2016 FIRST QUARTER REPORT

28

Condensed Consolidated Balance Sheets

(UNAUDITED) (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

	April 30, 2015	January 31, 2015
ASSETS
Current assets
Cash and cash equivalents (note 4)	$367,692	$457,934
Accounts receivable	10,134	13,717
Inventory and supplies (note 5)	489,323	469,641
Other current assets	36,190	31,071
	903,339	972,363
Property, plant and equipment	1,408,296	1,393,918
Restricted cash (note 4)	39,616	34,607
Other non-current assets	23,629	20,470
Deferred income tax assets	6,473	6,000
Total assets	$2,381,353	$2,427,358

LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	$119,135	$99,242
Dividends payable	34,083	–
Employee benefit plans	2,195	4,237
Income taxes payable	39,596	105,199
Current portion of loans and borrowings	11,364	11,308
	206,373	219,986
Loans and borrowings	33,901	33,985
Deferred income tax liabilities	213,985	229,287
Employee benefit plans	14,686	13,715
Provisions	454,249	452,477
Total liabilities	923,194	949,450
Equity
Share capital	508,875	508,573
Contributed surplus	27,801	25,855
Retained earnings	809,862	836,201
Accumulated other comprehensive income	(6,072)	(6,957)
Total shareholders’ equity	1,340,466	1,363,672
Non-controlling interest	117,693	114,236
Total equity	1,458,159	1,477,908
Total liabilities and equity	$2,381,353	$2,427,358

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

DOMINION DIAMOND CORPORATION
2016 FIRST QUARTER REPORT

29

Condensed Consolidated Statements of Income

(UNAUDITED) (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT PER SHARE AMOUNTS)

	Three months	Three months
	ended	ended
	April 30, 2015	April 30, 2014
Sales	$187,723	$175,522
Cost of sales	164,792	137,680
Gross margin	22,931	37,842
Selling, general and administrative expenses	8,769	7,148
Operating profit	14,162	30,694
Finance expenses	(3,530)	(3,310)
Exploration costs	(5,249)	(9,044)
Finance and other income	123	2,827
Foreign exchange gain (loss)	1,157	(947)
Profit before income taxes	6,663	20,220
Income tax expense (recovery)	(485)	9,533
Net profit	$7,148	$10,687
Net profit (loss) attributable to:
Shareholders	$7,744	$14,671
Non-controlling interest	(596)	(3,984)
Earnings per share
Basic	0.09	0.17
Diluted	0.09	0.17
Weighted average number of shares outstanding	85,193,013	85,125,476

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

DOMINION DIAMOND CORPORATION
2016 FIRST QUARTER REPORT

30

Condensed Consolidated Statements of Comprehensive Income

(UNAUDITED) (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

	Three months	Three months
	ended	ended
	April 30, 2015	April 30, 2014
Net profit	$7,148	$10,687
Other comprehensive income
Items that may be reclassified to profit
Gain on translation of net foreign operations (net of tax of $nil)	885	397
Other comprehensive income, net of tax	885	397
Total comprehensive income	$8,033	$11,084
Comprehensive income (loss) attributable to:
Shareholders	$8,629	$15,068
Non-controlling interest	(596)	(3,984)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

DOMINION DIAMOND CORPORATION
2016 FIRST QUARTER REPORT

31

Condensed Consolidated Statements of Changes in Equity

(UNAUDITED) (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

	Three months	Three months
	ended	ended
	April 30, 2015	April 30, 2014
Common shares:
Balance at beginning of period	$508,573	$508,523
Issued during the period	302	47
Balance at end of period	508,875	508,570
Contributed surplus:
Balance at beginning of period	25,855	23,033
Stock-based compensation expense	2,030	498
Exercise of stock options	(84)	(13)
Balance at end of period	27,801	23,518
Retained earnings:
Balance at beginning of period	836,201	775,419
Net profit attributable to common shareholders	7,744	14,671
Dividends (note 10)	(34,083)	–
Balance at end of period	809,862	790,090
Accumulated other comprehensive income:
Balance at beginning of period	(6,957)	(2,447)
Items that may be reclassified to profit
Gain on translation of net foreign operations (net of tax of $nil)	885	397
Balance at end of period	(6,072)	(2,050)
Non-controlling interest:
Balance at beginning of period	114,236	167,435
Net loss attributed to non-controlling interest	(596)	(3,984)
Contributions made by minority partners	4,577	7,501
Distributions to minority partners	(524)	–
Balance at end of period	117,693	170,952
Total equity	$1,458,159	$1,491,080

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

DOMINION DIAMOND CORPORATION
2016 FIRST QUARTER REPORT

32

Condensed Consolidated Statements of Cash Flows

(UNAUDITED) (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

	Three months	Three months
	ended	ended
	April 30, 2015	April 30, 2014

Cash provided by (used in)
OPERATING
Net profit	$7,148	$10,687
Depreciation and amortization	46,655	38,885
Deferred income tax recovery	(15,778)	(23,195)
Current income tax expense	15,293	32,728
Finance expenses	3,530	3,310
Stock-based compensation	2,030	498
Other non-cash items	2,659	(1,054)
Foreign exchange (gain) loss	(1,139)	(210)
Loss (gain) on disposition of assets	(34)	862
Gain on sale of assets	–	(2,375)
Change in non-cash operating working capital, excluding taxes and finance expenses	(5,203)	(15,568)
Cash provided from operating activities	55,161	44,568
Interest paid	(1,157)	(384)
Income and mining taxes paid	(83,289)	(20,679)
Cash provided from (used in) operating activities	(29,285)	23,505
FINANCING
Decrease in loans and borrowings	(184)	(194)
Transaction costs relating to financing activities	(3,182)	–
Repayment of senior secured credit facility	–	–
Contributed from non-controlling interest	4,577	34
Issue of common shares, net of issue costs	218	10,816
Cash provided from financing activities	1,429	10,656
INVESTING
Increase in restricted cash	(2,619)	–
Net proceeds from pre-production sales	250	4,169
Proceeds from sale of assets	–	3,726
Property, plant and equipment	(64,527)	(56,023)
Net proceeds from sale of property, plant and equipment	–	585
Other non-current assets	–	672
Cash used in investing activities	(66,896)	(46,871)
Foreign exchange effect on cash balances	4,510	2,341
Decrease in cash and cash equivalents	(90,242)	(10,369)
Cash and cash equivalents, beginning of period	457,934	338,390
Cash and cash equivalents, end of period	$367,692	$328,021
Change in non-cash operating working capital, excluding taxes and finance expenses
Accounts receivable	6,050	(7,384)
Inventory and supplies	(15,229)	(58,655)
Other current assets	(5,097)	11,739
Trade and other payables	11,412	41,076
Employee benefit plans	(2,339)	(2,344)
	$(5,203)	$(15,568)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

DOMINION DIAMOND CORPORATION
2016 FIRST QUARTER REPORT

33

Notes to Condensed Consolidated Financial Statements
APRIL 30, 2015 WITH COMPARATIVE FIGURES
(TABULAR AMOUNTS IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT AS OTHERWISE NOTED)

Note 1:
Nature of Operations
Dominion Diamond Corporation (the “Company”) is focused on the mining and marketing of rough diamonds to the global market.

The Company is incorporated and domiciled in Canada and its shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “DDC”. The address of its registered office is Toronto, Ontario.

The Company has ownership interests in the Diavik and the Ekati group of mineral claims. The Diavik Joint Venture (the “Diavik Joint Venture”) is an unincorporated joint arrangement between Diavik Diamond Mines (2012) Inc. (“DDMI”) (60%) and Dominion Diamond Diavik Limited Partnership (“DDDLP”) (40%), where DDDLP holds an undivided 40% ownership interest in the assets, liabilities and expenses of the Diavik Diamond Mine. DDMI is the operator of the Diavik Diamond Mine. DDMI is a wholly owned subsidiary of Rio Tinto plc of London, England, and DDDLP is a wholly owned subsidiary of Dominion Diamond Corporation. The Company records its interest in the assets, liabilities and expenses of the Diavik Joint Venture in its consolidated financial statements with a one-month lag. The accounting policies described below include those of the Diavik Joint Venture.

The Ekati Diamond Mine consists of the Core Zone, which includes the current operating mine and other permitted kimberlite pipes, as well as the Buffer Zone, an adjacent area hosting kimberlite pipes having both development and exploration potential. Subsequent to the acquisition as described below, the Company owns an 88.9% interest in the Core Zone and a 65.3% interest in the Buffer Zone. The Company controls and consolidates the Ekati Diamond Mine; the interests of minority shareholders are presented as non-controlling interests within the consolidated financial statements.

On October 15, 2014, the Company completed the acquisition of the interests of Fipke Holdings Ltd. (“FipkeCo”) in the Ekati Diamond Mine. Each of Dr. Stewart Blusson and Archon Minerals Limited (“Archon”) exercised their rights of first refusal to acquire their proportionate share of the interests in the Core Zone and Buffer Zone, respectively, being sold by FipkeCo. As a consequence, the Company acquired an additional 8.889% participating interest in the Core Zone and an additional 6.53% in the Buffer Zone, increasing its interest in the Core Zone and Buffer Zone to 88.9% and 65.3%, respectively. The base purchase price for the acquired Core Zone interest was US $42.2 million, plus purchase price adjustments of US $13.4 million, for a total amount payable of US $55.6 million. The purchase price adjustments were paid in cash at closing, and the base purchase price was satisfied by a promissory note payable in instalments over 31 months. The Company has the right, but not the obligation, to satisfy one or more instalments due under the promissory note in common shares of the Company. The base purchase price for the acquired Buffer Zone interest was US $11.1 million, plus purchase price adjustments of US $3.2 million, for a total amount paid in cash at closing of US $14.3 million.

Note 2:
Basis of Preparation

(a)	Statement of compliance

These unaudited interim condensed consolidated financial statements (“interim financial statements”) have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”). The accounting policies applied in these unaudited interim financial statements are consistent with those used in the annual audited consolidated financial statements for the year ended January 31, 2015.

These interim financial statements do not include all disclosures required by International Financial Reporting Standards (“IFRS”) for annual financial statements and, accordingly, should be read in conjunction with the Company’s annual audited consolidated financial statements for the year ended January 31, 2015 prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”).

(b)	Currency of presentation

These interim financial statements are expressed in United States dollars, which is the functional currency of the Company. All financial information presented in United States dollars has been rounded to the nearest thousand.

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34

(c)	Use of estimates, judgments and assumptions

The preparation of the interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements, as well as the reported amounts of sales and expenses during the period. Estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Note 3:
Significant Accounting Policies

(a)	New accounting standards adopted during the period
There were no new accounting standards adopted during the period.

(b)	Standards issued but not yet effective

Standards issued but not yet effective up to the date of issuance of the interim financial statements are listed below. The listing is of standards and interpretations issued, which the Company reasonably expects to be applicable at a future date. The Company intends to adopt those standards when they become effective.

IAS 1 – PRESENTATION OF FINANCIAL STATEMENTS

On December 18, 2014, the IASB issued amendments to IAS 1, Presentation of Financial Statements (“IAS 1”), as part of its major initiative to improve presentation and disclosure in financial reports. The amendments are effective for annual periods beginning on or after January 1, 2016. Early adoption is permitted. The Company intends to adopt these amendments in its consolidated financial statements for the annual period beginning on February 1, 2016. The Company does not expect that the amendments will have a material impact on the consolidated financial statements.

IFRS 11 – BUSINESS COMBINATION ACCOUNTING FOR INTEREST IN JOINT OPERATIONS

On May 6, 2014, the IASB issued amendments to IFRS 11, Joint Arrangements (“IFRS 11”). The amendments apply prospectively for annual periods beginning on or after January 1, 2016, with earlier application permitted. The amendments require business combination accounting to be applied to acquisitions of interests in a joint operation that constitutes a business. The Company intends to adopt the amendments to IFRS 11 in its consolidated financial statements for the annual period beginning on February 1, 2016. The Company does not expect that the amendments will have a material impact on the consolidated financial statements.

IFRS 9 – FINANCIAL INSTRUMENTS

On July 24, 2014, the IASB issued the complete IFRS 9, Financial Instruments (“IFRS 9 (2014)”), which introduces new requirements for the classification and measurement of financial assets. Under IFRS 9 (2014), financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. The standard introduces additional changes relating to financial liabilities. It also amends the impairment model by introducing a new “expected credit loss” model for calculating impairment. IFRS 9 (2014) also includes a new general hedge accounting standard which aligns hedge accounting more closely with risk management. The standard is effective for annual periods beginning on or after January 1, 2018 and must be applied retrospectively, with some exemptions. Earlier application is permitted. The extent of the impact of the adoption of IFRS 9 (2014) has not yet been determined.

IFRS 15 – REVENUE FROM CONTRACTS WITH CUSTOMERS

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers (“IFRS 15”). IFRS 15 is effective for periods beginning on or after January 1, 2017, with earlier application permitted, and is to be applied retrospectively. IFRS 15 clarifies the principles for recognizing revenue from contracts with customers. The Company intends to adopt IFRS 15 in its consolidated financial statements for the annual period beginning on February 1, 2017. The extent of the impact of the adoption of IFRS 15 has not yet been determined.

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2016 FIRST QUARTER REPORT

35

Note 4:
Cash and Cash Equivalents and Restricted Cash

	April 30, 2015	January 31, 2015
Cash and cash equivalents	$367,692	$457,934
Restricted cash	39,616	34,607
Total cash resources	$407,308	$492,541

Note 5:
Inventory and Supplies

	April 30, 2015	January 31, 2015
Stockpile ore	$15,014	$13,368
Rough diamonds – work in progress	104,281	150,911
Rough diamonds – finished goods (available for sale)	123,606	66,486
Supplies inventory	246,422	238,876
Total inventory and supplies	$489,323	$469,641

Total inventory and supplies are net of a write-down for obsolescence of $5.4 million at April 30, 2015 ($5.7 million at January 31, 2015).

Note 6:
Diavik Joint Venture and Ekati Diamond Mine
DIAVIK JOINT VENTURE
The following represents DDDLP’s 40% interest in the net assets and operations of the Diavik Joint Venture as at March 31, 2015 and December 31, 2014:

	March 31, 2015	December 31, 2014
Current assets	$110,209	$99,376
Non-current assets	554,808	558,686
Current liabilities	48,061	39,583
Non-current liabilities and participant’s account	616,956	618,479

	Three months	Three months
	ended	ended
	March 31, 2015	March 31, 2014
Expenses net of interest income(i)	$47,406	$59,095
Cash flows used in operating activities	(37,061)	(39,518)
Cash flows provided from financing activities	49,629	44,593
Cash flows used in investing activities	(12,150)	(5,076)

(i)	The Joint Venture only earns interest income.

DDDLP is contingently liable for DDMI’s portion of the liabilities of the Diavik Joint Venture, and to the extent DDDLP’s participating interest could increase because of the failure of DDMI to make a cash contribution when required, DDDLP would have access to an increased portion of the assets of the Diavik Joint Venture to settle these liabilities. Additional information on commitments and guarantees related to the Diavik Joint Venture is found in note 8.

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2016 FIRST QUARTER REPORT

36

EKATI DIAMOND MINE
The following represents a 100% interest in the net assets and operations of the Ekati Diamond Mine as at April 30, 2015 and January 31, 2015:

	April 30, 2015	January 31, 2015
Current assets	$585,500	$475,939
Non-current assets	776,840	779,970
Current liabilities	203,729	24,568
Non-current liabilities and participant’s account	1,158,611	1,231,341

	Three months	Three months
	ended	ended
	April 30, 2015	April 30, 2014
Revenue	$176,521	$132,208
Expenses	(170,240)	(93,543)
Net income	6,281	38,665
Cash flows provided from (used in) operating activities	93,431	(3,910)
Cash flows provided from financing activities	13,192	27,232
Cash flows used in investing activities	(55,994)	(37,761)

Note 7:
Related Party Disclosure
There were no material related party transactions in the three-month periods ended April 30, 2015 and April 30, 2014 other than compensation of key management personnel.

Operational information
The Company had the following investments in significant subsidiaries at April 30, 2015:

Name of company	Effective interest	Jurisdiction of formation
Dominion Diamond Holdings Ltd.	100%	Northwest Territories
Dominion Diamond Diavik Limited Partnership	100%	Northwest Territories
Dominion Diamond (India) Private Limited	100%	India
Dominion Diamond International N.V.	100%	Belgium
Dominion Diamond Marketing Corporation	100%	Canada
Dominion Diamond (UK) Limited	100%	England
6019838 Canada Inc.	100%	Canada
Dominion Diamond Ekati Corporation	100%	Canada
Dominion Diamond Resources Corporation	100%	Canada
Dominion Diamond Marketing N.V.	100%	Belgium

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2016 FIRST QUARTER REPORT

37

Note 8:
Commitments and Guarantees
CONTRACTUAL OBLIGATIONS

		Less than	Year	Year	After
	Total	1 year	2–3	4–5	5 years
Loans and borrowings (a)	$47,472	$12,787	$34,261	$424	$–
Environmental and participation agreements incremental commitments (b)(c)	103,193	56,075	1,165	8,957	36,996
Operating lease obligations (d)	4,542	4,077	465	–	–
Capital commitments (e)	41,240	41,240	–	–	–
Total contractual obligations	$196,447	$114,179	$35,891	$9,381	$36,996

(a)	Promissory note

The Company issued a promissory note on October 15, 2014 in the amount of US $42.2 million in connection with its acquisition of an additional 8.889% interest in the Core Zone at the Ekati Diamond Mine. The promissory note is payable in instalments over 31 months and the Company has the right, but not the obligation, to satisfy one or more instalments due under the promissory note in common shares of the Company.

(b)	Environmental agreements

Through negotiations of environmental and other agreements, both the Diavik Joint Venture and the Ekati Diamond Mine must provide funding for the Environmental Monitoring Advisory Board and the Independent Environmental Monitoring Agency, respectively. Further funding will be required in future years; however, specific amounts have not yet been determined. As described in the consolidated annual financial statements, these agreements also state that the mines must provide security for the performance of their reclamation and abandonment obligations under environmental laws and regulations.

(c)	Participation agreements

Both the Diavik Joint Venture and the Ekati Diamond Mine have signed participation agreements with various Aboriginal communities. These agreements are expected to contribute to the social, economic and cultural well-being of these communities. The Diavik participation agreements are each for an initial term of 12 years and shall be automatically renewed on terms to be agreed upon for successive periods of six years thereafter until termination. The Diavik participation agreements terminate in the event that the Diavik Diamond Mine permanently ceases to operate. The Ekati Diamond Mine participation agreements are in place during the life of the Ekati Diamond Mine and the agreements terminate in the event the mine ceases to operate.

(d)	Operating lease commitments

The Company has entered into non-cancellable operating leases for the rental of fuel tanks and office premises for the Ekati Diamond Mine, which expire at various dates through 2016. The leases have varying terms, escalation clauses and renewal rights. Any renewal terms are at the option of the lessee at lease payments based on market prices at the time of renewal. Minimum rent payments under operating leases are recognized on a straight-line basis over the term of the lease, including any periods of free rent.

(e)	Capital commitments

The Company has various long-term contractual commitments related to the acquisition of property, plant and equipment. The commitments included in the table above are based on expected contract prices.

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2016 FIRST QUARTER REPORT

38

Note 9:
Financial Instruments
The Company has various financial instruments comprising cash and cash equivalents, accounts receivable, trade and other payables, and loans and borrowings.

Cash and cash equivalents consist of cash on hand and balances with banks, and short-term investments held in overnight deposits with a maturity on acquisition of less than 90 days. Cash and cash equivalents, which are designated as held-for-trading, are carried at fair value based on quoted market prices and are classified within Level 1 of the fair value hierarchy established by the IASB.

The fair value of accounts receivable is determined by the amount of cash anticipated to be received in the normal course of business from the financial asset.

The Company’s loans and borrowings are for the most part fully secured, hence the fair values of these instruments at April 30, 2015 and January 31, 2015 are considered to approximate their carrying values.

The carrying values and estimated fair values of these financial instruments are as follows:

	April 30, 2015		January 31, 2015
	Estimated	Carrying	Estimated	Carrying
	fair value	value	fair value	value
Financial assets
Cash and cash equivalents, including restricted cash	$407,308	$407,308	$492,541	$492,541
Accounts receivable	10,134	10,134	13,717	13,717
	$417,442	$417,442	$506,258	$506,258
Financial liabilities
Trade and other payables	$153,218	$153,218	$99,242	$99,242
Loans and borrowings	45,265	45,265	45,293	45,293
	$198,483	$198,483	$144,535	$144,535

On April 7, 2015, the Company entered into a new $210 million senior secured corporate revolving credit facility with a syndicate of commercial banks. The facility has a four-year term, and it may be extended for an additional period of one year with the consent of the lenders. Proceeds received by the Company under the new credit facility are to be used for general corporate purposes. Accommodations under this credit facility may be made to the Company, at the Company’s option, by way of an advance or letter of credit, and the interest payable will vary in accordance with a pricing grid ranging between 2.5% and 3.5% above LIBOR. The Company is in compliance with the financial covenants. As at April 30, 2015, $nil was drawn on the credit facility.

Note 10:
Dividends
On April 7, 2015, the Company’s Board of Directors declared a dividend of $0.40 per share, payable to shareholders of record at the close of business on April 30, 2015, and paid on May 21, 2015. This dividend is an eligible dividend for Canadian income tax purposes.

Subject to declaration by the Board of Directors, the Company intends to pay a regular annual dividend of $0.40 per share in total, to be paid semi-annually through an interim and final dividend. For fiscal 2016, the interim dividend is expected to be paid in or around November 2015, and the final dividend is expected to be paid in or around May 2016. These dividends are also expected to be eligible dividends for Canadian income tax purposes.

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2016 FIRST QUARTER REPORT

39

Note 11:
Segmented Information
The reportable segments are those operations whose operating results are reviewed by the Chief Operating Decision Makers to make decisions about resources to be allocated to the segment and assess its performance, provided those operations pass certain quantitative thresholds. Operations whose revenues, earnings or losses, or assets exceed 10% of the total consolidated revenue, earnings or losses, or assets are reportable segments.

In order to determine reportable segments, management reviewed various factors, including geographical locations and managerial structure. Management determined that the Company operates in three segments within the diamond industry – Diavik Diamond Mine, Ekati Diamond Mine and Corporate.

The Diavik segment consists of the Company’s 40% ownership interest in the Diavik group of mineral claims and the sale of rough diamonds. The Ekati segment consists of the Company’s ownership interest in the Ekati group of mineral claims and the sale of rough diamonds. The Corporate segment captures all activities not specifically related to the operations of the Diavik and Ekati Diamond Mines.

For the three months ended April 30, 2015	Diavik	Ekati	Corporate	Total
Sales
Europe	$57,223	$123,122	$–	$180,345
India	3,127	4,251	–	7,378
Total sales	60,350	127,373	–	187,723
Cost of sales
Depreciation and amortization	16,665	29,494	–	46,159
All other costs	33,084	85,549	–	118,633
Total cost of sales	49,749	115,043	–	164,792
Gross margin	10,601	12,330	–	22,931
Gross margin (%)	17.6%	9.7%	–%	12.2%
Selling, general and administrative expenses
Selling and related expenses	960	1,370	–	2,330
Administrative expenses	–	–	6,439	6,439
Total selling, general and administrative expenses	960	1,370	6,439	8,769
Operating profit (loss)	9,641	10,960	(6,439)	14,162
Finance expenses	(977)	(2,553)	–	(3,530)
Exploration costs	(50)	(5,199)	–	(5,249)
Finance and other income	(47)	170	–	123
Foreign exchange gain (loss)	4,658	(3,501)	–	1,157
Segment profit (loss) before income taxes	$13,225	$(123)	$(6,439)	$6,663
Segmented assets as at April 30, 2015
Canada	$862,677	$1,369,159	$22,463	$2,254,299
Other foreign countries	61,160	65,894	–	127,054
	$923,837	$1,435,053	$22,463	$2,381,353
Capital expenditures	$(12,231)	$(54,994)	$(780)	$(68,005)
Inventory	126,945	362,378	–	489,323
Total liabilities	67,810	843,796	11,588	923,194
Other significant non-cash items
Deferred income tax recovery	(12,229)	(3,549)	–	(15,778)

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40

For the three months ended April 30, 2014	Diavik	Ekati	Corporate	Total
Sales
Europe	$73,918	$88,469	$–	$162,387
India	8,757	4,378	–	13,135
Total sales	82,675	92,847	–	175,522
Cost of sales
Depreciation and amortization	18,287	20,154	–	38,441
All other costs	37,945	61,294	–	99,239
Total cost of sales	56,232	81,448	–	137,680
Gross margin	26,443	11,399	–	37,842
Gross margin (%)	32.0%	12.3%	–%	21.6%
Selling, general and administrative expenses
Selling and related expenses	975	1,475	–	2,450
Administrative expenses	–	–	4,698	4,698
Total selling, general and administrative expenses	975	1,475	4,698	7,148
Operating profit (loss)	25,468	9,924	(4,698)	30,694
Finance expenses	(904)	(2,406)	–	(3,310)
Exploration costs	(353)	(8,691)	–	(9,044)
Finance and other income	2,922	(95)	–	2,827
Foreign exchange gain (loss)	(93)	(854)	–	(947)
Segmented profit (loss) before income taxes	$27,040	$(2,122)	$(4,698)	$20,220
Segmented assets as at April 30, 2014
Canada	$860,237	$1,361,939	$22,783	$2,244,959
Other foreign countries	63,064	52,621	–	115,685
	$923,301	$1,414,560	$22,783	$2,360,644
Capital expenditures	$(6,779)	$(49,244)	$–	$(56,023)
Inventory	141,845	372,106	–	513,951
Total liabilities	20,482	838,748	10,334	869,564
Other significant non-cash items
Deferred income tax recovery	(12,041)	(11,154)	–	(23,195)

Sales to one customer totalled $25 million for the three months ended April 30, 2014.

DOMINION DIAMOND CORPORATION
2016 FIRST QUARTER REPORT

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